SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Consolidated Financial Statements

TIM Participações S.A. and Subsidiaries

December 31, 2009 and 2008
Including the Report of Independent Auditors

TIM PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

December 31, 2009 and 2008

Index

Report of Independent Auditors	1

Audited Financial Statements

Balance Sheets	2
Statements of Income	4
Statements of Changes in Shareholders’ Equity	5
Cash Flow Statements	6
Value Added Statements	8
Notes to the Financial Statements	9

Attachment:
Management’s Discussion & Analysis (MD&A)	72

A free translation from Portuguese into English of Report of Independent Auditors on financial statements in accordance with accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
TIM Participações S.A.

1. We have audited the balance sheet, both stand alone and consolidated, of TIM Participações S.A., as of December 31, 2009, and the related stand alone and consolidated statements of income, changes in shareholders equity, cash flows and value added for the year then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was conducted in accordance with auditing standards applicable in Brazil and included: a) work planning, taking into consideration the Company’s and its subsidiaries relevant balances, volume of transaction and accounting and internal control systems; b) verification, on a test-basis, of evidences and records supporting the amounts and accounting information disclosed and c) evaluation of the most significant accounting practices used, and estimates made, by the Company’s and its subsidiaries management, as well as the financial statements overall presentation.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of TIM Participações S.A. as of December 31, 2009, the results of its operations, and the changes in its shareholders’ equity, cash flows and value added, both stand alone and consolidated, for the year then ended, in accordance with accounting practices adopted in Brazil.

4. The financial statements of TIM Participações S.A. (both both stand alone and consolidated), related to the year ended December 31, 2008, whose balances are presented for comparative purposes, were audited by other independent auditors, who issued an unqualified audit opinion on February 29, 2009.

Rio de Janeiro, February 12, 2010

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O -6 - F - RJ

Claudio Camargo
Accountant CRC - 1PR 038.371/O -1 - S – RJ

TIM PARTICIPAÇÕES S.A.

BALANCE SHEETS
December 31, 2009 and 2008
(In thousands of reais)

	Parent Company		Consolidated

	2009	2008	2009	2008

Assets
Current Assets
Cash and Cash Equivalents (Note 5)	35,958	35,968	2,413,032	1,531,543
Marketable Securities (Note 6)	40	4,016	146,145	23,048
Accounts Receivable (Note 7)	-	-	2,480,143	2,635,355
Inventories (Note 8)	-	-	406,434	548,514
Dividends Receivables (Note 13)	190,000	174,722	-	-
Taxes and Contributions Recoverable (Note 9)	1,005	1,067	906,153	603,353
Deferred Income Tax and Social Contributions
(Note 10)	-	-	32,709	49,451
Prepaid expenses (Note 11)	-	-	238,270	155,825
Derivative Operations (Note 35)	-	-	49,237	260,925
Other Assets (Note 12)	135	215	94,398	26,839

	227,138	215,988	6,766,521	5,834,853

Non Current Assets
Long Term Assets
Marketable Securities (Note 6)	342	311	16,567	9,911
Accounts Receivable (Note 7)	-	-	41,269	-
Taxes and Contributions Recoverable (Note 9)	7,331	6,257	221,738	226,975
Deferred Income Tax and Social Contributions
(Note 10)	-	-	196,886	110,763
Escrow Deposits (Note 22)	11,630	5,467	227,521	143,924
Prepaid expenses (Note 11)	-	-	9,847	13,693
Derivative Operations (Note 35)	-	-	29,027	126,648
Other Assets	-	-	11,863	7,268

Permanent Assets
Investments (Note 13)	8,340,969	7,788,868	-	-
Property, Plant and Equipment (Note 14)	-	-	5,323,174	4,799,092
Intangible Assets (Note 15)	3,547	3,547	4,494,342	4,817,312
Deferred Assets (Note 16)	-	-	110,979	149,029

	8,363,819	7,804,450	10,683,213	10,404,615

Total Assets	8,590,957	8,020,438	17,449,734	16,239,468

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

 BALANCE SHEETS
December 31, 2009 and 2008
(In thousands of reais)

	Parent Company		Consolidated

	2009	2008	2009	2008

Liabilities
Current Liabilities
Suppliers – Trade Payables (Note 17)	5,818	768	3,099,983	3,328,714
Loans and Financing (Note 18)	-	-	1,417,363	1,482,705
Derivative Operations (Note 35)	-	-	48,122	52,448
Labor Obligations (Note 19)	50	27	106,811	106,991
Taxes, Rates and Contributions (Note 20)	13	17	724,105	601,778

Dividends and interests on own (Note 24)	224,652	193,365	224,652	193,365
Other Liabilities (Note 21)	2,063	4,121	115,853	113,639

	232,596	198,298	5,736,889	5,879,640

Non Current Liabilities
Long Term Liabilities
Loans and Financing (Note 18)	-	-	2,742,595	2,066,514
Derivative Operations (Note 35)	-	-	113,200	10,814
Taxes, Rates and Contributions (Note 20)	-	-	29,141	-
Provision for Contingencies (Note 22)	3,998	6,520	208,167	253,370
Actuarial Liabilities (Note 36)	4,782	4,717	7,527	6,425

Asset Retirement Obligation (Note 23)	-	-	237,094	211,802
Other Liabilities	26,866	20,447	52,406	20,447

	35,646	31,684	3,390,130	2,569,372

Shareholder’s Equity (Note 24)
Paid up Capital	8,149,096	7,613,610	8,149,096	7,613,610
Capital Reserves	15,569	34,330	15,569	34,330
Revenue Reserves	158,050	142,516	158,050	142,516

	8,322,715	7,790,456	8,322,715	7,790,456

Total Liabilities and Shareholder’s Equity	8,590,957	8,020,438	17,449,734	16,239,468

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
Years ended December 31, 2009 and 2008
(In thousands of reais, except for the earnings per share, expressed in reais)

	Parent Company		Consolidated

	2009	2008	2009	2008 Adjusted

Gross Revenue
Telecommunications Services Rendered (Note 25)	-	-	16,395,036	16,554,531
Goods Sold (Note 25)	-	-	1,761,626	1,766,400

	-	-	18,156,662	18,320,931

Deductions from Gross Revenue (Note 25)	-	-	(5,050,727)	(5,173,756)

Net Operating Revenue (Note 25)	-	-	13,105,935	13,147,175

Cost of Services Rendered (Note 26)	-	-	(5,393,356)	(5,658,009)
Cost of Goods Sold (Note 26)	-	-	(1,329,826)	(1,405,788)

Gross Income	-	-	6,382,753	6,083,378

Operating Revenues (Expenses):
Sales (Note 27)	-	-	(4,449,972)	(4,098,389)
General and Administrative (Note 28)	(15,041)	(4,942)	(1,070,536)	(1,127,426)
Equity Pick up (Note 13)	224,973	183,918	-	-
Concession Amortization	-	-	(326,466)	(301,818)
Other Operating Revenues (Expenses), net (Note
29)	2,007	(4,150)	(58,754)	(64,872)

	211,939	174,826	(5,905,728)	(5,592,505)

Operating Results before Financial Results	211,939	174,826	477,025	490,873

Financial Revenues (Expenses):
Financial Revenues (Note 30)	4,547	5,370	137,336	173,313
Financial Expenses (Note 31)	111	(38)	(340,681)	(445,564)
Exchange Variation, net (Note 32)	(2)	-	(53,271)	(102,724)

	4,656	5,332	(256,616)	(374,975)

Operating Income	216,595	180,158	220,409	115,898

Income Tax and Social Contribution (Note 33)
	(1,702)	(6)	(5,516)	64,254

Net Income for the year	214,893	180,152	214,893	180,152

Earnings per share (R$)	0,09	0,08

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2009 and 2008
(In thousands of reais)

		Capital Reserve	Reservas de lucros

	Capital	Goodwill Reserve	Legal Reserve	Reserve for Expansion	Acumulated Income	Total

Balances at December 31, 2007	7,550,525	97,415	102,546	21,319	-	7,771,805

Dividends and interests on own capital registered directly on the
Company's and its Subsidiaries' Equity (note 24)	-	-	-	9,643	-	9,643
Capital increase with reserves transfer (note 24)	63,085	(63,085)	-	-	-	-
Net Income for the Period				-	180,152	180,152
Appropriation of net income for the year:
Legal Reserve (note 24)	-	-	9,008	-	(9,008)	-
Dividends proposed (note 24)	-	-	-	-	(171,144)	(171,144)
						-

Balances at December 31, 2008	7,613,610	34,330	111,554	30,962	-	7,790,456

Dividends and interests on own capital registered directly on the
Company's and its Subsidiaries' Equity (note 24)	-	-	-	4,790	-	4,790
Capital increase with reserves transfer (note 24)	18,761	(18,761)	-	-	-	-
Capital increase through the merger of HOLDCO (note 2b)	516,725	-	-	-	-	516,725
Net Income for the Period				-	214,893	214,893
Appropriation of net income for the year:
Legal Reserve (note 24)	-	-	10,744	-	(10,744)	-
Dividends proposed (note 24)	-	-	-	-	(204,149)	(204,149)
						-

Balances at December 31, 2009	8,149,096	15,569	122,298	35,752	-	8,322,715

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

CASH FLOW STATEMENTS
Years ended December 31, 2009 and 2008
(In thousands of reais)

	Parent Company		Consolidated

	2009	2008	2009	2008

Operating Activities
Net Income for the year	214,893	180,152	214,893	180,152
Adjustments to reconcile income for the year to cash
flow generated by operating activities:
Depreciation and amortization	-	1,580	2,582,807	2,408,545
Equity pick up	(224,973)	(183,918)	-	-
Deferred Income tax and Social Contribution	-	-	(69,381)	(130,785)
Actuarial Liabilities	65	(409)	1,102	(952)
Net book value of permanent asset disposed of	-	-	17,651	3,046
Monetary restatement over obligations generated by
discontinued assets, escrow deposits and
contingencies	164	(69)	541	17,858
Interest and monetary and exchange variation on
loans	-	-	340,689	343,042
Interest and monetary variation on authorizations	-	-	-	50,887
Interest on marketable securities	(3,945)	(4,733)	(70,210)	(96,341)
Allowance for doubtful accounts	-	-	421,893	748,833

	(13,796)	(7,397)	3,439,985	3,524,285
Decrease (increase) of operating assets
Accounts receivable trade	-	-	(146,849)	(354,258)
Taxes and contributions recoverable	(1,012)	(1,137)	(272,952)	(100,915)
Inventories	-	-	142,080	(270,388)
Prepaid expenses	-	-	(77,578)	78,376
Dividends	174,722	79,196	-	-
Other current and noncurrent assets	(6,047)	(2,115)	(71,784)	(27,523)

Increase (decrease) of operating liabilities
Labor Obligations	23	(138)	(12,377)	(3,562)
Suppliers	5,050	(1,079)	(564,055)	275,071
Taxes, rates and contributions	(4)	12	113,359	31,432
Provision for contingencies	(2,720)	2,600	(54,363)	29,923
Other current and noncurrent liabilities	4,363	1,795	3,734	(2,095)

Net cash flow generated (used) by operating activities	160,579	71,737	2,499,200	3,180,346

Investment Activities
Marketable securities	7,886	38,998	(59,426)	122,624
Additions to investment	(517,128)	-	-	-
Decrease on subsidiary’s capital	-	132,792	-	-
Additions to PP&E, intangibles and licenses	-	-	(1,953,546)	(3,444,045)
Sale of PP&E	-	-	1,964	5,538

	(509,242)	171,790	(2,011,008)	(3,315,883)
Effect of acquisition of Intelig
Current assets	-	-	(198,082)	-
Noncurrent assets	-	-	(684,621)	-
Current liabilities	-	-	195,505	-
Noncurrent liabilities	-	-	172,805	-

Net cash flow generated (used) by investment activities	(509,242)	171,790	(2,525,401)	(3,315,883)

Financing Activities
Capital increase	516,725	-	516,725	-
New loans	-	-	1,849,807	1,315,261
Loans amortizations	-	-	(1,290,770)	(557,946)
Dividends and interests on own capital paid	(168,072)	(207,616)	(168,072)	(207,645)

Net cash flow generated (used) by financing activities	348,653	(207,616)	907,690	549,670

TIM PARTICIPAÇÕES S.A.

CASH FLOW STATEMENTS (continued)
Years ended December 31, 2009 and 2008
(In thousands of reais)

	Parent Company		Consolidated

	2009	2008	2009	2008

Increase (decrease) on cash and cash equivalents	(10)	35,911	881,489	414,133

Beginning Cash and cash equivalents balance	35,968	57	1,531,543	1,117,410

Ending Cash and cash equivalents balance	35,958	35,968	2,413,032	1,531,543

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

VALUE ADDED STATEMENTS
Years ended December 31, 2009 and 2008
(In thousands of reais)

	Parent Company		Consolidated

	2009	2008	2009	Adjusted

Revenues
Gross operating revenue	-	-	18,156,662	18,320,931
Allowance for doubtful accounts	-	-	(421,893)	(748,833)
Discounts given, returns and other	-	-	(1,020,036)	(1,179,947)

	-	-	16,714,733	16,392,151

Inputs acquired from third parties
Cost of services rendered and goods sold	-	-	(5,040,952)	(5,475,372)
Materials, energy, third parties´ services and
other	(11,010)	(5,849)	(3,101,085)	(2,549,864)

	(11,010)	(5,849)	(8,142,037)	(8,025,236)

Withholding
Depreciation and amortization	-	(1,580)	(2,582,807)	(2,408,545)

Net value added produced	(11,010)	(7,429)	5,989,889	5,958,370

Value added received through reclassification
Equity pick up	224,973	183,918	-	-
Financial revenues	4,551	5,370	834,126	1,164,662

	229,524	189,288	834,126	1,164,662

Total value-added to be distributed	218,514	181,859	6,824,015	7,123,032

Value-added distribution
Personnel and related charges
Direct Remuneration	1,196	1,099	334,499	413,524
Benefits	350	(172)	114,591	105,786
F.G.T.S	-	1	28,948	28,428
Others	-	-	185	269

	1,546	928	478,223	548,007
Taxes, rates and contributions
Federals	2,052	624	1,609,526	1,503,642
States	11	-	3,186,889	3,135,946
Municipals	-	10	8,366	7,042

	2,063	634	4,804,781	4,646,630
Third Parties’ Capital Remuneration
Interest	(104)	37	1,090,742	1,538,444
Rentals	116	108	235,376	209,799

	12	145	1,326,118	1,748,243
Own Capital Remuneration
Dividends	204,149	171,144	204,149	171,144
Income withheld	10,744	9,008	10,744	9,008

	214,893	180,152	214,893	180,152

	218,514	181,859	6,824,015	7,123,032

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

1. Operations

TIM Participações S.A. (“TIM Participações” or the “Company”), is a publicly-held company controlled by TIM Brasil Serviços e Participações S.A., a Telecom Italia Group’s company, who holds interests of 77.14% of its voting capital and 66.27% of its total capital.

The Company’s main operations comprise the control of companies exploring telecommunications services, especially personal mobile and fixed telephony in its authorization areas.

The Company owns the entire capital stock of TIM Celular S.A. (“TIM Celular”) and of Intelig Telecomunicações Ltda. (“Intelig”). TIM Celular and Intelig provide local, national long-distance and international long-distance Fixed Switched Telephone Services (STFC) in all of the Brazilian states. Additionally, TIM Celular also provides Multimedia Communication Services (SCM) and Personal Mobile Services in all of the Brazilian states.

The services provided by the subsidiaries are regulated by ANATEL – Brazilian Telecommunications Agency – in charge of regulating all Brazilian telecommunications. The exploration of the Personal Mobile Service (SMP) and the Commuted Fixed Telephone Service (STFC) is for an indefinite period.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

The authorization for use of radio-frequency granted to TIM Celular mature as follows:

Terms of authorization	Matured Date

Terms of authorization	Radiofrequencies 800MHz, 900 MHz and 1.800 MHz	Radiofrequencies3G

1. Amapá, Roraima, Pará, Amazonas, Maranhão, Rio de Janeiro and Espírito Santo	March, 2016	April, 2023
2. Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for Pelotas and respective regions) and Londrina and Tamarana in Paraná municipalities	March, 2016	April, 2023
3. São Paulo	March, 2016	April, 2023
4. Paraná (except for Londrina and Tamarana in Paraná municipalities)	September, 2022	April, 2023
5. Santa Catarina	September,2023	April, 2023
6. Pelotas and the respective region in the state of Rio Grande do Sul	April, 2024	April, 2023
7. Pernambuco	May, 2024	April, 2023
8. Ceará	November, 2023	April, 2023
9. Paraíba	December, 2023	April, 2023
10. Rio Grande do Norte	December, 2023	April, 2023
11. Alagoas	December, 2023	April, 2023
12. Piauí	March, 2024	April, 2023
13. Minas Gerais (except for the “Triângulo Mineiro“(*) municipalities forRadio- frequencies 3G)	April, 2013	April, 2023
14. Bahia and Sergipe	August, 2012	April, 2023

(*) The Far Western region of the state of Minas Gerais.

Renewal of authorizations

The radio-frequency licensing authorizations for the 800 MHz, 900 MHz and 1800 MHz bands referring to the SMP service provision, begin to expire in September 2007 (under the Term of Authorization for the State of Paraná except for Londrina and Tamarana municipalities) and are renewable for one more 15-year period, requiring payment, at every two-year period, of the equivalent to 2% (two percent) of the prior year’s revenue net of taxes, by way of investment under the Basic and Alternative Service Plans. The first payment, in the amount of R$9,723, was paid at May 04, 2009.

The renewal of five (5) radio-frequency licensing authorizations which matured in 2008 were formalized through the following acts: Act 7.383 - state of Alagoas; Act 7.385 – state of Ceará; Act 7.386 – state of Paraíba ; and Act 7.390 – state of Rio Grande do Norte. Also, the renewal of three (3) radio frequency licensing authorizations maturing in 2009 were formalized through the following

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

acts: Act 7.388 – state of Pernambuco; and Act 7.389 – state of Piauí, all published in the DOU (Official Gazette) of 11/28/2008. The Act 5.520 referring to renewal of authorization in the State of Santa Catarina was published in the Official Gazette of 09/22/2008. The renewal of radio-frequency licensing authorization referring the SMP service provision for Pelotas, Morro Redondo, Capão do Leão and Turuçu, all in Rio Grande do Sul municipalities, were formalized by the Act 1.848 published in the DOU of 04/13/2009.

While the economic situation has remained stable in Brazil over the past years, an increase in inflation and foreign exchange rates may impact the Company’s operations. The change in the rate of the Brazilian Real (R$) over the U.S. Dollar impacts the Company’s individual and consolidated financial statements. The exchange rate of the Brazilian Real to the U.S. Dollar was R$2.3370:US$ 1.00 and R$1.7412: US$1.00 at December 31, 2008 and 2009, respectively. At December 31, 2008 and 2009, the U.S. dollar-denominated loans represented 8.81% and 23.34% of the Company’s total consolidated debt.

2. Corporate reorganization a. Merger of TIM Nordeste S.A. into TIM Celular

On October 30, 2009, the Board of Directors of TIM Participações approved the proposed corporate reorganization of its subsidiaries, whereby TIM Nordeste S.A. would be merged into TIM Celular. This proposal was approved by ANATEL through Decision No. 7.477, dated December 17, 2009, and by the Extraordinary General Meetings of TIM Nordeste S.A. and of TIM Celular S.A. at December 31, 2009, and was based on accounting balances.

The propose of this reorganization process was to move forward with the optimization of the companies’ organization structure, further consolidating and rationalizing their businesses and operations, by cutting costs associated with having different legal entities and leveraging synergies among the companies, including tax and financial efficiencies.

b. Acquisition of HOLDCO/Intelig

At a meeting held by the Board of Directors on April 16, 2009, the Company executed a Merger Agreement with its controlling shareholder TIM Brasil and with JVCO Participações Ltda. (“JVCO”), having Docas Investimentos S.A. as an intervening party, for the purpose of dealing with the acquisition of indirect control of Intelig. This acquisition should involve the merger, into the Company, of HOLDCO, a subsidiary of JVCO, which would in turn hold 100% of the capital stock of Intelig upon conclusion of the merger process.

By means of Decision No. 4634, of August 11, 2009, published in the Official Gazette on August 14, 2009, ANATEL approved this Merger and further decided that the geographical overlapping of licenses held by TIM Celular and Intelig for Fixed Switched Telephone Services (STFC) should be eliminated in a period of 18 (eighteen) months, considering their associate relationship deriving from the Merger.

On December 30, 2009, the Extraordinary General Meeting held by the shareholders of TIM Participações approved the actual merger of Holdco Participações Ltda., a company that had

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

100% of the capital stock of Intelig, into TIM Participações. As a result of this operation, the Company issued 127,288,023 shares (43,356,672 commons shares and 83,931,352 preferred shares) for the book value of R$516,725, on behalf of JVCO.
This operation was recorded at book value (R$516,725) under HOLDCO’s net equity as of November 30, 2009, on which date the Company started to consolidate the figures of HOLDCO and its subsidiary Intelig.

Accordingly, TIM Participações has become the controlling shareholder of Intelig, which holds some authorizations to provide landline telecommunication services under a private system throughout the national territory, with operations primarily in the local, national and international long distance calls and data transmission services. The net equity of Intelig as of November 30, 2009, on which date the Company became its controlling shareholder, was R$517,128.

HOLDCO’s assets acquired and liabilities assumed by the Company as of November 30, 2009 are summarized below:

Assets		Liabilities and Net Equity
Noncurrent assets	517,128	Current liabilities	403
		Net equity	516,725
Total Assets	517,128	Total Liabilities and Net Equity	517,128

The merger of HOLDCO has a strategic and operational significance to the Company, considering that its main purpose is to strengthen and supplement service offerings, in addition to optimizing available resources through synergy gains between their operations, as they have supplementary networks. Intelig has a strong metropolitan network of optical fibers in the largest Brazilian cities, plus its own extensive long-distance network infra-structure (Backbone). The combined own infrastructure will consolidate the company’s competitive positioning, especially in the corporate segment and data transmission offerings, and will reduce media lease costs and promote the 3G network development.

3. Financial Information Preparation and Presentation Basis

a. Preparation and disclosure criteria

The financial statements were prepared in accordance with accounting practices applicable in Brazil (BR GAAP), based on the Corporate Law, CVM – Brazilian Securities Commission standards and procedures including the new provisions introduced (those amended and revoked by Law 11.638 of December 28, 2007 and the Provisional Measure 449 of December 3, 2008), superseded by law 11.941 of May 27, 2009, for the standards applicable to public telecommunications service concessionaires/authorized companies; and the accounting pronouncements issued by the Comitê de Pronunciamentos Contábeis – CPC (Accounting Pronouncements Committee).

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

The company still holds American Depositary Receipts traded on the New York Stock Exchange – USA. Because of it, the Company is subject to the rules of the Securities and Exchange Commission (SEC). In order to meet its market needs, it is the Company’s principle to disclose information prepared in accordance with the BR GAAP, simultaneously to both markets in Brazilian Reais, in Portuguese and in English.

Assets and liabilities are classified as current when their realization or settlement is estimated to occur in the next twelve months. Otherwise, they are shown as non-current. Monetary assets and liabilities denominated in foreign currencies were converted into Reais at the exchange rate in effect at the balance sheet date. The translation differences were recognized in the statement of income.

As permitted by CVM Rule No. 565, of December 17, 2008, which approved Technical Pronouncement No. 13, the Company adopted Law No. 11.638 and Law No. 11.941, of May 27, 2009) in its financial statements for the year ended December 31, 2008. The Company established the transition date for adoption of the new accounting practices as January 1, 2008.

Management’s authorization to complete the preparation of these financial statements was obtained on February 12, 2010.

b. Recent accounting pronouncements

In line with the process of converging Brazilian and international accounting standards, the Brazilian FASB (Comitê de Pronunciamentos Contábeis - CPC) issued and the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) approved several accounting pronouncements throughout 2009 vis-à-vis the International Reporting Financial Standards (IFRS) issued by the IASB – International Accounting Standards Board. These pronouncements become effective as of year 2010, with retrospective application to 2009 for comparison purposes. As a result of management’s initial assessment, the following accounting pronouncements, interpretations and technical guidance may have an impact, which is still being measured, on its financial statements:

- Pronouncement CPC 15 – Business Combination, as approved by CVM Rule No. 580. Throughout 2010, the Company’s management will be monitoring all the impacts arising from the business combination following the acquisition of Intelig. At this point, it is not possible to estimate the impacts on the financial statements for years 2010 and 2009, if any.

- Pronouncement CPC 20 – Financing Costs, as approved by CVM Rule No. 577. The Company’s management does not believe that this pronouncement will produce significant impacts on the financial statements, given that the Company has been adopting this procedure, as mentioned in Note 18.

- Pronouncement CPC 26 – Presentation of Financial Statements, as approved by CVM Rule No. 595. The Company’s management believes that adopting this pronouncement does not change financial statement balances but only some items relating to the financial statement presentation. The most significant change should involve the preparation of the statement of income and other comprehensive income.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

- Pronouncement CPC 27 – Property, Plant and Equipment, as approved by CVM Rule No. 583, and Technical Interpretation ICPC 10, as approved by CVM Rule No. 619 on December 22, 2009. The Company’s management will review the estimated useful life of its assets in 2010, but does not expect significant impacts on the financial statements, considering that the useful life is generally adopted by the telecommunications industry.

- Pronouncement CPC 30 – Revenue, as approved by CVM Rule No. 597. The Company’s management believes that the only significant impact on the financial statements will be the presentation of net revenues.

- Pronouncement CPC 38 – Financial Instruments: Recognition and Measurement, CPC 39 –Financial Instruments: Presentation and CPC 40 – Financial Instruments: Disclosure, as approved by CVM Rule No. 604. The Company’s management does not expect significant impacts on the financial statements, given that most aspects of these pronouncements have been adopted by the Company, as described in Note 35.

- Technical Interpretation ICPC 08, as approved by CVM Rule No. 601 on October 7, 2009, which addresses the accounting for proposed dividend distribution. The effect of applying this ICPC will be the recognition of the minimum compulsory dividends, as shown in Note 24.

- Technical Interpretation ICPC 09, as approved by CVM Rule No. 618 on December 22, 2009, for the purpose of clarifying issues regarding the adoption of Technical Pronouncements CPC 15, 18, 19, 35 and 36, which address the preparation of individual, consolidated and separate financial statements and the adoption of the equity method of accounting, especially when preparing consolidated financial statements.

c. Consolidated Financial Information

The consolidated quarterly information includes assets, liabilities and the consolidated results of operations of the Company and its subsidiaries TIM Celular and Intelig, respectively, as follows:

	% Participation

	2009		2008

	Direct	Indirect	Direct	Indirect

TIM Celular	100,00	-	100,00	-
TIM Nordeste	-	-	-	100,00
Intelig	100,00	-	-	-

The financial information of subsidiaries included in consolidation coincide with those of the parent company and the accounting policies were consistently applied by the consolidated companies in relation to the previous period.

The main consolidation procedures are as follows:

I.	Elimination of intercompany consolidated assets and liabilities accounts;
II.	Elimination of participation in capital, reserves and retained earnings of the subsidiaries;;
III.	Elimination of consolidated intercompany revenues and expenses.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

d. Comparability of the financial statements

The Company and its subsidiaries aim to continuously improve the presentation of the financial statements while maintaining compliance with generally accepted accounting principles. The adoption of new accounting principles and the application of preferred account classifications, according to the accounting practices adopted in Brazil, resulted in the adjustment of income from “penalties for breach of contract”, in the amount of R$68,718, previously classified as other operating income, later reclassified as gross operating revenue. The statement of value added for the same year is also being restated to reflect this adjustment.

	Consolidated 2008

STATEMENT OF INCOME	As reported		As adjusted

Gross operating revenue
Telecommunication services (Note 25)	16,485,813	68,718	16,554,531
Sale of goods (Note 25)	1,766,400	-	1,766,400

	18,252,213	68,718	18,320,931

Deductions from gross revenues (Note 25)	(5,171,248)	(2,508)	(5,173,756)

Net operating revenue	13,080,965	66,210	13,147,175

Gross profit	6,017,168	66,210	6,083,378

Operating income (expenses)
Other operating income (expenses), net (Note 29)	1,338	(66,210)	(64,872)

Net income for the year	180,152	-	180,152

4. Summary of significant accounting practices

a. Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less from the balance sheet date to be cash and cash equivalents.

b. Marketable Securities

Marketable securities mature at least three months after the balance sheet date, being recorded at fair value as current or noncurrent assets at the balance sheet date.

c. Financial Instruments

The financial instruments are only recognized as from the date the Company and its subsidiaries become part of the financial instruments contracts. After being recognized they are initially recorded at the fair value plus the transaction costs directly attributable to acquisition. An exception occurs in the case of financial assets and liabilities classified at the fair value, being directly entered into the “Income for the Year”. Subsequently they are

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

measured at each balance sheet date, in accordance with the rules applying to each classification of financial assets and liabilities.

c.1) Financial assets: the main financial assets recognized by the Company and its subsidiaries are: cash and cash equivalents; short-term investments in the Money market; unrealized gains on derivative operations and trade receivables. These assets are classified under the following categories, according to the purpose for which they were acquired or issued:

(i) Financial assets at fair value through profit and loss: in this category are financial assets held for trading and those initially assigned the fair value under “Income”. If their original purpose is sale or repurchase in the short term, they are classified as items held for trading. Derivative instruments are also classified as held for trading. At each balance sheet date they are measured at fair value. The interest, monetary restatement, exchange variation and variations arising from determination at fair value are recognized as income, as incurred, on the financial revenue and expense line.

(ii) Loans and receivables: these are non-derivative instruments with fixed or determinable payments, though not quoted in an active market. After the initial recognition, they are measured at the amortized cost, using the effective yield method. The interest rate, monetary restatement and exchange variation less, where applicable, losses on the recoverable value, are recognized as income, as incurred, on the financial revenue and expense line.

(iii)Investments held to maturity date: these are financial, non-derivative assets with fixed or determinable payments and defined maturity for which the Company has a positive intention and ability to hold until the maturity date. After the initial recognition, they are measured at the amortized cost, using the effective yield method. The interest rate, monetary restatement and exchange variation less, where applicable, losses on the recoverable value, are recognized as income, as incurred, on the financial revenue and expense line.

c.2) Financial liabilities: the main financial liabilities recognized by the Company and its subsidiaries are: trade payables, unrealized losses on derivative operations and loans and financing. They are classified under the following categories, according to the nature of the contracted financial instruments:

(i) Financial liabilities at fair value through profit and loss: these include financial liabilities usually traded before maturity, liabilities recorded, upon the initial recognition, at fair value through the profit and loss and derivative instruments. At each balance sheet date they are measured at fair value. The interest rate, monetary restatement, exchange variation and variations arising from determination at fair value, where applicable, are recognized as income, as incurred, on the financial revenue and expense line.

(ii) Financial liabilities not measured at fair value: these are financial, non-derivative liabilities which are not usually traded before the maturity date. After the initial recognition they are measured at the amortized cost, using the effective yield method.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

The interest rate, monetary restatement, exchange variation and variations arising from determination at fair value, where applicable, are recognized as income, as incurred, on the financial revenue and expense line.

d. Accounts receivable

Accounts receivable from the telecommunications service customers are calculated at the tariff rate ruling on the date of service-rendering, including credits for services rendered but not billed until the balance sheet date, receivables from network use and receivables from sales of cell phone sets and accessories.

e. Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of overdue accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover probable losses on the receivables.

f. Inventories

Inventories are stated at the average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value.

g. Prepaid expenses

Prepaid expenses are stated at the amounts actually spent but not yet incurred.

The subsidy on the sale of handsets and connect cards to postpaid subscribers are deferred and amortized over the minimum term of the service contract signed by subscribers (12 months). The penalties contractually established for those subscribers who cancel their subscription or migrate to prepaid plans before the end of the term of the contract are higher than the subsidy incurred on the sale of handsets and connect cards.

h. Investments

The investments in subsidiaries are valued by the equity method.

i. Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs which extend the useful lives of the related assets are capitalized, while other routine costs are charged to the result of operations.

Interest computed on debts that are directly linked to the finance of the construction of property, plant and equipment, is capitalized until the related assets become operational and depreciated based on the useful lives of related assets.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

Estimated costs to be incurred on dismantling cellular towers and equipment on leased property are capitalized and depreciated based on the useful lives of the related assets.

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of asset groups to which management is able to attribute identifiable future cash flows. The Company analyzes the net book value of the underlying assets and adjusts it if the sum of the expected future cash flows is less than the net book value. These reviews have not indicated the need to recognize any impairment losses on the years ended December 31, 2009 and 2008.

The estimated useful lives of all property, plant and equipment items are regularly reviewed considering technological advances.

j. Intangible assets

Intangibles assets reflect: (i) the purchase of authorizations and radio frequency band licensing, shown at the acquisition cost; (ii) goodwill and (iii) software in use and/or under development.

The amortization expenses are calculated on the straight-line method over the useful life of assets, as follows: five years for radio frequency bands and software; and fifteen years for authorizations. The goodwill was amortized in 2008 according to its useful life estimated in ten years, and has not been amortized in 2009.

The estimates of useful lives of property, plant and equipment are regularly reviewed in order to reflect technological changes.

TIM Celular´s goodwill was recorded based on the expected future profitability. It is periodically reviewed concerning its profitability.

k. Deferred charges

The deferred charges comprise pre-operating expenses and financial costs of the required working capital at the subsidiaries´ pre-operating stage, which are amortized on the straight-line basis in ten years from the date the subsidiaries become operative.

l. Liabilities

These are recognized in the balance sheet when the Company has a legal obligation or one arising from past events, the settlement of which may require disbursement of economic resources. Some liabilities involve uncertainties concerning the term and value, being estimated as incurred and recorded by means of a provision. The provisions are recorded based on the best estimates of related risks.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

m. Income tax and social contribution

The provision for income tax and social contribution is calculated in accordance with pertinent legislation in force at the balance sheet date. Income tax is calculated at 15% on taxable income, plus 10% surtax on portions exceeding R$240 in a 12-month period. Social contribution is calculated at 9% on taxable income recognized on the accrual basis. As a consequence, temporarily non-deductible expenses included in the book value of income or temporarily non-deductible revenues excluded from taxable income give rise to deferred tax credits and debits.

Prepaid amounts or those which can be offset are shown as current or non-current assets, depending on the expectative of its realization.

Deferred income and social contribution taxes on the related accumulated tax losses and on temporary differences are assessed based on the expected generation of future taxable income less the valuation allowance recognized in accordance with the regulations established by CVM Instruction No. 371/02.

TIM Nordeste, merged into TIM Celular, through Certificates (“Laudos Constitutivos”) No. 0144/2003 and No. 0232/2003, issued on March 31, 2003 by the Agency for Development of the Northeast Region of Brazil - ADENE, became eligible to the following tax incentives: (i) 75% reduction in income tax and non-refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities (“lucro da exploração”) resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services.

n. Provision for contingencies

This provision is set up based on the opinion of the Companies´ internal and external lawyers and management, in an amount deemed sufficient to cover probable losses and risks. Possible losses and risks are disclosed, while remote losses are not.

o. Assets retirement obligations

The Company records as asset retirement obligations the present value of the estimated costs to be incurred for dismantling and removing cellular towers and equipment from leased sites. The offset to this provision is recorded as property, plant and equipment, and the depreciation is calculated based on the useful lives of the corresponding assets.

p. Revenue recognition

Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), roaming charges and long distance calls. Wireless services revenue is recognized based upon minutes of use processed, net of credits and adjustments for services discounts. Billings are recorded monthly and the revenues not billed between

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

the billings date and the end of the month are identified and processed and recognized in the month the service was rendered. Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributors.

q. Pension plans and other post-employment benefits

The Company and its subsidiaries record the adjustments related to the obligations of the employees’ pension plan, based on the Projected Credit Unit method, in conformity with the rules established by IBRACON NPC 26, approved by CVM Deliberation N°. 371.

r. Foreign currency transactions

Transactions in foreign currency are recorded at the rate of exchange at the transaction date. Foreign currency denominated assets and liabilities are translated into reais using the exchange rate at the balance sheet date, as informed by the Central Bank of Brazil. Exchange gains and losses are recognized in the income statement as they occur.

s. Employees’ profit sharing

The Company and its subsidiaries monthly record a provision for employees’ profit sharing, based on the targets disclosed to its employees and approved by the Board of Directors. The related amounts are recorded as personnel expenses and allocated to the statements of operations’ accounts considering each employee’s cost center.

t. Earnings per share

This figure is determined based on the number of outstanding shares at the balance sheet date.

u. Use of estimates

Estimates are used for measuring and recognizing certain assets and liabilities reflected in the financial statements of the Company. In making these estimates, past and current experiences, assumptions underlying future events, and other objective and subjective factors were taken into account. Among the significant items subject to estimates are: the determination of useful lives of fixed and intangible assets; the allowance for doubtful accounts; the provision for losses on inventories; an analysis of fixed and intangible assets recovery amounts; deferred income tax and social contribution; rates and deadlines considered for adjusting certain assets and liabilities to present value; the provision for actuarial liabilities; the provision for contingencies; quantification of the fair value of financial instruments; considerations concerning recognition and measurement of development costs capitalized as intangible assets; estimates for disclosure of a sensitivity analysis of derivative instruments according to CVM Instruction 475/08. Due to the inaccuracies inherent in their determination, when settled, the transactions involving estimates may result in rather different amounts from those reflected in the financial statements.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

v. Adjustment to Present Value

The Company and its subsidiaries, in accordance with the law 11.638/07, recognize present value adjustments for long-term assets and liabilities. The present value effects are also recorded for short-term balances if these effects are significant, comparing to the Company’s working capital and considering the financial statements as a whole. The discount to present value is based on the basic interest rate prevailing in the Brazilian market (commonly Interbank Deposit Certificate - CDI).

5 Cash and cash equivalents

	Parent Company		Consolidated

	2009	2008	2009	2008

Cash and Banks	95	119	350,234	272,918
Marketable securities:
CDB	35,863	35,849	2,062,798	1,258,625

	35,958	35,968	2,413,032	1,531,543

6 Marketable Securities

	Parent Company		Consolidated

	2009	2008	2009	2008

CDB	42	4,019	162,292	32,650
Federal Public Securities	340	308	340	309
Investment fund in shares	-	-	80	-

	382	4,327	162,712	32,959

Current portion	(40)	(4,016)	(146,145)	(23,048)

Long-term potion	342	311	16,567	9,911

The company’s average yield on TIM Participações´ consolidated investments is 100.35 % of the CDI – Interbank Deposit Certificate variation.

These investments are redeemable at any time, with no significant loss on recorded yield, except in the case of long-term investments earmarked for use in connection with legal suits.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

7 Accounts Receivable

	Consolidated

	2009	2008

Billed services	948,066	831,762
Unbilled services	560,080	560,513
Network use	915,393	867,426
Goods sold	738,821	708,176
Other receivables	39,513	29,581

	3,201,873	2,997,458

Allowance for doubtful accounts	(680,461)	(362,103)

	2,521,412	2,635,355

Current portion	(2,480,143)	(2,635,355)

Long-term potion	41,269	-

The changes in the allowance for doubtful accounts were as follows:

	Consolidated

	2009	2008

Opening balance	362,103	455,939

Balance of acquired company	378,408	-
Provision set up	421,893	748,833
Provision written-off	(481,943)	(842,669)

Closing balance	680,461	362,103

8 Inventories

	Consolidated

	2009	2008

Cell phone sets	370,426	517,436
Accessories and prepaid cards	23,347	24,393
TIM chips	21,875	27,859

	415,648	569,688

Provision for adjustment to realizable value	(9,214)	(21,174)

	406,434	548,514

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

9 Taxes and contributions recoverable

	Parent Company		Consolidated

	2009	2008	2009	2008

Income tax	7,331	6,257	131,805	70,746
Social contribution	-	-	38,932	29,845
ICMS	-	-	642,272	470,766
PIS / COFINS	-	-	293,633	223,886
IRRF recoverable	1,004	1,065	14,822	27,810
Other	1	2	6,427	7,275

	8,336	7,324	1,127,891	830,328

Current portion	(1,005)	(1,067)	(906,153)	(603,353)

Long-term potion	7,331	6,257	221,738	226,975

The parent company’s long-term portion basically refers to income tax and social contribution recoverable, whereas the consolidated figure also includes ICMS on the subsidiaries´ acquisition of property, plant and equipment items.

The Company and TIM Celular have filed suits against the alleged unconstitutionality, of Law 9.718/98 for expanding the basis of calculation of taxes dealt with therein, and preventing collection of PIS and COFINS on other revenues than those arising from the Company’s sales. However, as they have not had a final favorable sentence, no PIS and COFINS credits have been recorded. According to the Management, there is the probability of a favorable outcome to these companies. The amounts involved are respectively R$ 18,258 and R$ 42,425, monetarily adjusted.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

10 Deferred income tax and social contribution

Below, the composition of deferred income tax and social contribution:

	Parent Company		Consolidated

	2009	2008	2009	2008

Tax loss	7,798	4,843	1,719,136	1,649,882
Negative social contribution basis	2,872	1,744	619,081	593,924
Allowance for doubtful accounts	-	-	231,931	123,115
Derivative operations	-	-	28,240	(110,266)
Provision for contingencies	1,359	2,217	70,777	86,146
Accelerated depreciation of TDMA				30,921
equipment	-	-	17,522
Adjustment to present value – 3G	-	-	26,602	29,130
licensing
Goodwill	4,546	4,546	4,546	4,546
Other	1,627	1,604	11,947	33,840

	18,202	14,954	2,729,782	2,441,238

Valuation allowance on tax credits
	(18,202)	(14,954)	(2,500,187)	(2,281,024)

	-	-	229,595	160,214

Current portion	-	-	(32,709)	(49,451)

Long-term portion	-	-	196,886	110,763

Pursuant to CVM Rule Nº 371/02 article 2, paragraph II, TIM Celular, based on the expected generation of future taxable profit determined by a technical study approved by the Company management and reviewed by the supervisory board, recognized tax credits on income tax and social contribution losses carryforward and on temporary differences, which are not subject to statute of limitations.

Based on a technical study of taxable income being generated in the future, TIM Celular expects to recover these tax credits as follows:

2010	32,709
2011	66,962
2012	129,924

229,595

Deferred income and social contribution taxes amounting to R$160,214 at December 31, 2008 represent tax credits arising from tax losses (including both income tax and social contribution tax losses) and temporary differences of subsidiary TIM Nordeste. Considering the merger process carried out by TIM Celular, as mentioned in Note 2, the balance for 2008 not realized in 2009 was fully reversed.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

The estimates of tax credit recoveries were based on projections of taxable income, which in turn relied on financial and business forecasts made at the end of 2009. Given the uncertainties usually surrounding forecasts, these estimates may not be realized in the future.

Accumulated tax losses and negative bases

The consolidated tax losses and negative social contribution bases give rise to tax credits which are recognized only if their prospects of realization are consistent and they are not barred by statutes of limitation. These tax credits can be summarized as follows:

	Consolidated

	2009		2008

	Basis	Tax Credit	Basis	Tax Credit

Tax loss	6,876,545	1,719,136	6,599,526	1,649,882
Negative basis	6,878,679	619,081	6,599,155	593,924
Temporary differences	1,151,660	391,565	580,683	197,432

	14,906,884	2,729,782	13,779,364	2,441,238

11 Prepaid expenses

	Consolidated

	2009	2008

Subsidized sale of phone sets and mini modems	213,580	134,865
Rentals	10,641	14,069
Unpublicized advertising	9,540	1,907
Financial charges on loans	2,419	4,461
Other	11,937	14,216

	248,117	169,518

Current portion	(238,270)	(155,825)

Long-term portion	9,847	13,693

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

12 Other Assets

	Parent Company		Consolidated

	2009	2008	2009	2008

Advances to suppliers	-	-	81,210	11,958
Advances to employees	-	-	5,794	5,712
Tax incentives	-	-	13,358	14,260
Other rights	135	215	5,899	2,177

	135	215	106,261	34,107

Current portion	(135)	(215)	(94,398)	(26,839)

Long-term portion	-	-	11,863	7,268

13 Investments

(a) Shareholding in subsidiaries:

	2009		2008

	TIM Celular	Intelig	Total	TIM Celular

Subsidiary

Number of shares held	31,506,833,561	3,279,157,267		31,506,833,561

Participation in total capital	100%	100%		100%

Shareholder’s Equity	7,840,542	500,427		7,788,868

Income (Loss) for the year	241,674	(16,701)		183,918

Equity pickup	241,674	(16,701)	224,973	183,918

Investment amount	7,824,661	500,427	8,325,088	7,772,987
Special goodwill reserve (*)	15,881	-	15,881	15,881

Investment amount	7,840,542	500,427	8,340,969	7,788,868

(*)The special goodwill reserve recorded by TIM Celular represents the parent company’s rights in future capitalizations. These tax benefits are connected with goodwill paid upon privatization of Tele Celular Participações S.A (former TIM Participações). This goodwill was recorded against the special goodwill reserve, under “Shareholders’ equity”. Based on the projected income and the concession period, in the first two years amortization was at 4% p.a., and the remaining was fully amortized in 2008.

The equity pickup in Intelig, a negative R$16,701, represents the net income recorded by the subsidiary between December 1, 2009 to December 31, 2009.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

(b) Changes in investments in subsidiaries:

	TIM Celular	Intelig	Total

Investment balance at December 31, 2007	7,905,807	-	7,905,807

Prescribed dividends and interest on equity	6,657	-	6,657
Decrease in capital stock (i)	(132,792)	-	(132,792)
Allocation of dividends	(174,722)	-	(174,722)
Equity pickup	183,918	-	183,918

Investment balance at December 31, 2008	7,788,868	-	7,788,868

Acquisition of Intelig	-	517,128	517,128
Allocation of dividends	(190,000)	-	(190,000)
Equity pickup	241,674	(16,701)	224,973

Investment balance at December 31, 2009	7,840,542	500,427	8,340,969

(i) Capital was decreased to allow funds to flow to the parent company without changing the number of shares.

14 Property, Plant and Equipment

		Consolidated

		2009			2008

	Annual average depreciation rate %	Cost	Accumulated Depreciation	Net	Net

Switching / transmission
equipment	8 à 14.29	8,943,966	(6,203,018)	2,740,948	2,777,146
Optical fiber cables	4 à 10	428,141	(249,201)	178,940	-
Loan-for-use handsets	50	1,212,042	(865,764)	346,278	316,846
Infrastructure	33.33	2,055,427	(1,095,396)	960,031	912,723
Leasehold improvements	33.33	124,241	(99,778)	24,463	33,946
Computer assets	20	1,160,437	(1,010,088)	150,349	244,407
General use assets	4 à 10	442,565	(213,101)	229,464	209,186

Assets and facilities in use		14,366,819	(9,736,346)	4,630,473	4,494,254

Plots of land		37,622	-	37,622	27,790

Construction work in
progress		655,079	-	655,079	277,048

		15,059,520	(9,736,346)	5,323,174	4,799,092

The construction work in progress basically refers to the construction of new transmission units (Base Radio Broadcast Station - ERB) for network expansion.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

In 2009, the subsidiaries capitalized as property, plant and equipment the amount of R$2,145 (R$2,647 in 2008) referring to interest on loans that financed their construction.

Operating technologies

The subsidiaries´ operate their service network using TDMA, GSM and 3G technologies. At December 31, 2009, no provision for loss on recovery of property, plant and equipment was deemed necessary. The assets related to TDMA technology are fully depreciated.

15 Intangibles

The authorizations for SMP exploitation rights and radio-frequency licensing, software pieces and other items, can be thus shown:

		Consolidated

		2009			2008

	Annual average amortization rate %	Cost	Accumulated Amortization	Net	Net

Software licensing	20	6,092,277	(4,052,226)	2,040,051	2,087,739
Concession licenses	5 à 20	4,542,242	(2,201,405)	2,340,837	2,641,176
Exploration usage rights	5	172,118	(78,939)	93,179	-
Assets and facilities under
construction	-	16,508	-	16,508	84,554
Goodwill (*)	10	16,918	(13,371)	3,547	3,547
Other assets	20	3,076	(2,856)	220	296

		10,843,139	(6,348,797)	4,494,342	4,817,312

(*) The goodwill was amortized in 2008 according to its useful life estimated in ten years, and has not been amortized in 2009.

Acquisition of authorizations – 3G technology

In April 2008 TIM Celular and TIM Nordeste, merged into TIM Celular, jointly signed the terms of authorizations to use Radio-frequencies at the F, G, and I (1.9GHz/2.1GHz) radio-frequency sub-bands referring to the 3G (UMTS) pattern and corresponding to all the Brazilian states, except the “Triângulo Mineiro” municipalities in the state of Minas Gerais. These authorizations are valid for 15 years, and renewable for a further equal period.

As a consequence of this purchase, the subsidiaries assumed coverage commitments to be met using the acquired frequencies (1.9GHz/2.1GHz) in several municipalities, including those with less than 30,000 inhabitants.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

16 Deferred charges

	Consolidated

	2009	2008

Pre-operating expenses:
Third parties’ services	228,665	228,665
Personnel expenses	79,367	79,367
Rentals	48,914	48,914
Materials	3,439	3,439
Depreciation	10,202	10,202
Financial charges, net	46,774	46,774
Other expenses	5,990	5,990

	423,351	423,351

Accumulated amortization	(312,372)	(274,322)

	110,979	149,029

17 Suppliers – Trade payables

	Parent Company		Consolidated

	2009	2008	2009	2008

Local currency

Suppliers of materials e services	1,418	759	2,593,278	2,654,599
Interconnection (a)	-	-	220,518	306,225
Roaming (b)	-	-	274	846
Co-billing (c)	-	-	118,684	177,008

	1,418	759	2,932,754	3,138,678

Foreign currency

Suppliers of materials e services	4,400	9	100,690	131,610
Roaming (b)	-	-	66,539	58,426

	4,400	9	167,229	190,036

	5,818	768	3,099,983	3,328,714

(a) This refers to the use of network of other fixed and mobile cell telephone operators, with calls being initiated at TIM network and ended in the network of other operators.

(b) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network (roaming); and

(c) This refers to calls made by customers when they choose another long-distance call operator (co- billing).

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

18 Loans and financing

	Consolidated

	Guarantees	2009	2008

Local Currency

Banco do Nordeste: financing subject to pre-fixed interest of 10% p.a. and a 15% and 25% bonus on charges, for payment upon maturity. The average cost of this financing is 10.47% p.a., considering its origination cost. This financing is the subject matter of a swap operation for hedging purposes, which changes its cost into a % of the Interbank Deposit Certificate (CDI) daily rate of 76.90%.	Bank surety	40,950	56,830

Banco do Nordeste: financing subject to pre-fixed interest of 10% p.a. and a 15% and 25% bonus on charges, for payment upon maturity. The average cost of the BNB (TNE04) credit line is 10.23% p.a. and of the BNB (TNE05) credit line is 10.34%, considering their origination cost. This financing is the subject matter of a swap operation for hedging purposes, which changes its cost into a % of the Interbank Deposit Certificate (CDI) daily rate, varying between 75.75% to 69.80%.	Bank surety and Guarantee of TIM Participações	54,861	71,603

Banco do Nordeste: financing subject to pre-fixed interest of 10% p.a. and a 15% and 25% bonus on charges, for payment upon maturity. The average cost of this financing is 8.98% p.a., considering its origination cost.	Bank surety and Guarantee of TIM Participações	68,063	45,287

BNDES (Banco Nacional de Desenvolvimento Econômico e social): an average cost of some 10.23% p.a., considering the TJLP (long-term interest rate) informed by the Central Bank of Brazil. Part of this TJLP-based financing was subject to a swap for 91.43% of the Interbank Deposit Certificate (CDI) daily rate.	Guarantee of TIM Participações and part of service revenue earmarked to the loan debit balance.	802,310	1,019,898

BNDES (Banco Nacional de Desenvolvimento Econômico e social): an average cost of some 8.13% p.a., considering the TJLP (long-term interest rate) announced by the Central Bank of Brazil, is levied on 76% of part of “incentive” amounts, and an average cost of 10.23% p.a., including IPCA, is levied on 24% of “non- incentive” amounts.	Guarantee of TIM Participações and part of service revenue earmarked to the loan debit balance.	657,727	270,496

BNDES (Banco Nacional de Desenvolvimento Econômico e social): this financing is subject to an average cost of 9% p.a., considering the TJLP (long-term interest rate) announced by the Central Bank of Brazil. Part of this TJLP-based financing was subject to a swap for 81.80% of the Interbank Deposit Certificate (CDI) daily rate.	Bank surety	23,252	35,892

BNDES (Banco Nacional de Desenvolvimento Econômico e social): this financing is subject to an average cost of 10.82% p.a., considering the TJLP (long-term interest rate) announced by the Central Bank of Brazil.	Guarantee of TIM Participações and part of service revenue earmarked to the loan debit balance.	407,373	-

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

	Consolidated

	Guarantees 2009		2008

Local Currency

Syndicated Loan: the debit balance is restated based on the CDI rate variation plus its related applicable margin of 1.80% and 2,75% of the CDI p.a. The average cost is 12.36% p.a., considering its origination cost.	Guarantee of TIM Participações.	590,440	628,747

CCB – Working Capital: Bank financing in local currency for meeting working capital requirements. Its restated cost varies between 109.6% and 110% of the CDI daily rate. Its average cost, considering the CDI, is 10.97% p.a.	N.A.	203,750	205,634

Foreign currency

BEI: The debit balance is adjusted based on the 6-month Libor + spread; for being a foreign currency denominated loan, it is subject to a swap operation for hedging purposes covering 100% of the foreign exchange exposure, which changes its cost into a % of the daily rate of the Interbank Deposit Certificates (CDI) of 96.46%, representing an average cost of debt of 9.63% p.a. for 2009.	Bank surety and Guarantee of TIM Participações.	422,276	-

Resolution 2770 (Compror): Bank financing for payment of suppliers of goods and services. The average cost of this debt is 12.96% p.a. in foreign currency and 10.78% p.a. in local currency. The foreign and national currency-denominated financing agreements are segregated as follows: 34% are denominated in U.S. dollars, 37% are denominated in Yen and 29% are denominated in Brazilian reais. All of the foreign currency- denominated agreements are subject to swap operations which change their costs to 122.92% of the CDI daily rate.	N.A.	516,157	1,214,832

Banco BNP Paribas: The debit balance is adjusted based on the 6-month Libor + spread. 80% of the risk underlying this foreign currency-denominated debt is guaranteed by insurer “SACE S.p.A”. This operation is subject to swap operations for hedging purposes covering 100% of the foreign exchange exposure, which changes its cost into a % of the daily rate of the Interbank Deposit Certificates (CDI) of 95.01%, representing an average cost of debt of 9.48% p.a. for 2009.	Guarantee of TIM Participações.	254,397	-

Banco Morgan Stanley: Debt in the amount of USD 68,000,000	Guarantee of TIM Nordeste, merged into TIM Celular	118,402	-

Total		4,159,958	3,549,219

Current portion		(1,417,363)	(1,482,705)

Long-term portion		2,742,595	2,066,514

The syndicated loan obtained by subsidiary TIM Celular includes restrictive covenants subject to compliance with certain financial ratios calculated on a half-yearly basis. The following financial institutions are part of these loan agreement: HSBC Bank Brasil S.A. – Banco Múltiplo, Banco BNP Paribas Brasil S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A.and Banco Votorantim S.A. In August 2008, TIM Celular negotiated and replaced the guarantee provided by TIM Brasil Serviços with a guarantee provided by TIM Participações and postponed the maturity of Tranche “A”, in the amount

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

of R$300,000, to August 2010. Tranche “B”, in the amount of R$268,750, which is part of the operation, also matures in August 2010.

The CCB (Bank Credit Schedules) for Working Capital also have the same restrictive clauses as the syndicated loan, all of which have been complied with by TIM Celular. These loans have been taken from ABN AMRO Real S.A, now denominated Banco Santander Brasil S.A.

The BNDES loan to TIM Celular for financing the mobile telephone network has restrictive clauses concerning certain financial indices, calculated on a half-yearly basis. The subsidiary is in compliance with the contractual provisions.

The remaining balance of the loan obtained by Intelig from Arafura Investments, amounting to USD68,000,000 is recorded as Loans and Financing. On December 30, 2009, by means of the “Assignment and Assumption Agreement”, Arafura Investments agreed with former shareholders of Intelig to assign and transfer these credits to Morgan Stanley Senior Fund.

The subsidiaries entered into swap operations to protect themselves against devaluation of the Brazilian currency (“Real”) in relation to foreign currencies and changes in the fair value of financing indexed to fixed interest rates and TJLP.

The long-term portions of loans and financing at December 31, 2009 mature as follows:

Consolidated

2011	859,213
2012	568,791
2013	310,034
2014	160,050
2015 onwards	844,507

2,742,595

19 Labor obligations

	Parent Company		Consolidated

	2009	2008	2009	2008

Payroll taxes	16	15	29,433	26,235
Vacation and bonuses payable	-	-	70,299	70,410
Employees´ withholding	34	12	7,079	10,346

	50	27	106,811	106,991

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

20 Taxes, rates and contributions

	Parent Company		Consolidated

	2009	2008	2009	2008

IRPJ and CSLL	-	6	102,875	67,263
ICMS	-	-	466,310	400,766
COFINS	-	-	74,287	46,043
PIS	-	-	14,329	9,976
ANATEL (FISTEL, FUST/FUNTTEL etc)	-	-	32,700	23,560
IRRF	4	2	7,572	3,753
ISS	9	5	30,548	28,615
ANATEL authorization renewal	-	-	12,130	12,746
Other	-	4	12,495	9,056

	13	17	753,246	601,778

Current portion	(13)	(17)	(724,105)	(601,778)

Long-term portion	-	-	29,141	-

21 Other Assets

	Parent Company		Consolidated

	2009	2008	2009	2008

Prepaid services to be provided	-	-	134,053	103,769
Consolidation of shares	20,366	20,447	20,366	20,447
Other rights	8,563	4,121	13,840	9,870

	28,929	24,568	168,259	134,086

Current portion	(2,063)	(4,121)	(115,853)	(113,639)

Long-term portion	26,866	20,447	52,406	20,447

22 Provision for contingencies

The Company and its subsidiaries are parties to certain lawsuits (labor, tax, regulatory and civil) arising in the normal course of their business, and have recorded provisions when management understands that the risk of loss is deemed probable, based on the opinion of their legal advisors.

The provision for contingencies and the escrow deposits made are thus composed:

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

	Parent Company

	Contingencies		Escrow Deposits

	2009	2008	2009	2008

Civil	35	422	431	95
Labor	3,963	6,098	11,191	4,923
Tax	-	-	8	449

	3,998	6,520	11,630	5,467

	Consolidated

	Contingencies		Escrow Deposits

	2009	2008	2009	2008

Civil	87,301	97,988	97,826	34,869
Labor	40,643	55,170	68,586	50,462
Tax	56,251	76,762	61,109	58,593
Regulatory	23,972	23,450	-	-

	208,167	253,370	227,521	143,924

The changes in the provision for contingencies can be summarized as follows:

	2008	Balance of acquired company	Additions, net of reversals	Payments	Monetary adjustment	2009

Civil	97,988	2,718	72,956	(84,130)	(2,231)	87,301
Labor	55,170	873	(10,434)	(3,713)	(1,253)	40,643
Tax	76,762	13,582	(10,732)	(10,982)	(12,379)	56,251
Regulatory	23,450	5,553	(2,854)	(1,782)	(395)	23,972

	253,370	22,726	48,936	(100,607)	(16,258)	208,167

Civil contingencies

Several legal and administrative processes have been filed against the Company and its subsidiaries by consumers, suppliers, service providers and consumer protection agencies, dealing with various issues arising in the regular course of business. The Management analyzes each legal or administrative process to determine whether it involves probable, possible or remote risk of contingencies. In doing so, the Company always takes into account the opinion of lawyers engaged to conduct the processes. The evaluation is periodically reviewed, with the possibility of being modified over the processes due to facts of events such as case law changes.

Consumer lawsuits

Approximately 61,141 individual lawsuits (55,523 in 2008), have been filed against the subsidiaries, mostly by consumers claiming for settlement of matters arising from their relationship with the Company. Among these, the allegedly undue collection, contract cancellation, defects of equipment, non-compliance with delivery deadlines and undue restriction credit stand out.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

Collective actions

There are two collective actions against subsidiaries involving the risk of probable loss, which can be summarized as follows: (i) a suit against TIM Nordeste, merged into TIM Celular, in the state of Bahia claiming for prohibition of collection of long-distance calls originated and received between Petrolina/PE and Juazeiro/BA, because of the existing state line areas; and (ii) a suit against TIM Celular in the state of Rio de Janeiro, involving the impossibility of collecting a fidelization fine in the event of phone set thefts. No provisions have been recorded for these contingencies, given the obligations involved therein and the impossibility of accurately quantifying possible losses at the current stage of the processes. The Management has not set up provisions for the above described processes.

Labor contingencies

These refer to claims filed by both former employees, in connection with salaries, salary differences and equalization, overtime, variable compensation/commissions, and former employees of service providers who, based on pertinent legislation, claim for the Company’s and/or its subsidiaries´ accountability for labor obligations defaulted on by their outsourced employers.

Labor claims

Of the 4,422 labor suits filed against the Company and its subsidiaries (2,950 in 2008) over 70% involve claims related to service providers, concentrated on certain companies from São Paulo, Belo Horizonte, Rio de Janeiro, Curitiba and Recife.

Still on third parties´ claims, part of these relate to specific projects of service agreement review, often ended in rescission in 2006, winding up of the companies and termination of employees involved. A further significant portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out.

The probability of winning these actions and the amount of contingencies are subject to periodical reviews, taking into account the legal decisions made thereon, some regulatory changes or amendments to Case Law and Abridgement of Law issued by Superior Courts.

Fairness of the provision for labor claims

The fairness of the provision for labor claims was based mainly on the efforts made to obtain a greater standardization of the classification of the risks arising from labor claims involving the Company and its subsidiaries, since labor claims are managed by using a number of procedural analysis methods and assessment of existing risks. Plus, the provision for labor contingencies recorded by the Company and its subsidiaries was also reduced in the light of certain events, which were sufficient to equalize the criteria on risk assessment for certain labor claims.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

Tax Contingencies

IR and CSLL

In 2005, TIM Nordeste, merged into TIM Celular, was assessed by the Belo Horizonte’s Internal Revenue Secretariat for R$126,933, for the following reasons: (i) taxation of monetary variations on swap operations and exchange variation on unsettled loans; (ii) a separate fine for default on payment of social contribution on an estimated monthly basis for the year 2002 and part of 2001; (iii) default on payment of corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest (IRRF) – a voluntary denunciation without payment of arrears charges.

The subsidiary is currently discussing these assessments with the taxing authorities. Based on its internal and external lawyers´ opinion, the Management estimates the probable losses on these processes at R$32,750, an amount duly provided for under “Provision for income tax and social contribution” in 2005.

In September 2009, TIM Nordeste opted to join the REFIS program, which allows legal entities to pay federal tax debts in installments free of interest and penalties. TIM Nordeste decided to partially join the REFIS program, having paid R$4,884 in the form of exclusions from net income before CSLL and foreign exchange variance. The amount accrued as “Provision for income and social contribution taxes” relating to CSLL was R$8,547, and the amount of R$3,663, which refers to the difference between the amount accrued and the amount actually paid, was reversed to the subsidiary.

The subsidiary still disputes these assessments with the tax authorities, in a total R$128,455, R$24,203 of which is accrued.

In September 2003 TIM Nordeste was assessed by the State of Ceará’s Internal Revenue Secretariat for R$12,721 referring to: (i) disallowance of R$8,402 expenses included in the IRPJ determination for the period from 1999 through 2001; (ii) differences of R$3,208 in CSLL payments for the years from 1998 through 2001; (iii) differences of R$334 and R$777, respectively, in the payment of PIS and COFINS for the years from 1998 through 2002. Such proceeding ended at the administrative level, with no favorable ruling. Based on the opinion of its internal and external legal advisors, the Company management concluded that the chances of loss are probable. In September 2009, the subsidiary became a member of REFIS, paying R$3,213, and the difference of R$9,508 between the amount which had been accrued and the amount actually paid was reversed in favor of the subsidiary, and R$705 was recorded under the heading “Reversal of the provision for contingencies” and R$8,803 under the heading “Provision for income tax and social contribution”.

In 2008, TIM Participações was served a notice of delinquency issued by the Finance Office of the State of Rio de Janeiro, amounting to R$3,227, on the grounds of an alleged failure to validate the offsetting and use of the negative balance of IRPJ for calendar year 2003. Based on the opinion of its internal and external legal advisors, the Company management concluded that the chances of loss were probable. In September 2009, the Company became a member of REFIS, paying R$1,702, and the difference of R$1,525 between the amount which had been accrued and the amount actually paid was reversed in favor of the Company, being recorded under the heading “Provision for income tax and social contribution”.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

In 2006, TIM Celular was served a notice of delinquency issued by the Finance Office of the State of Rio de Janeiro, amounting to R$825, on the grounds of an alleged failure to validate the offsetting and use of the negative balance of IRPJ and CSLL for calendar year 1998 against COFINS, IRPJ and CSLL debts. Based on the opinion of its internal and external legal advisors, the Company management concluded that the changes of loss were probable. In September 2009, the subsidiary became a member of REFIS, paying R$340, and the difference of R$485 between the amount which had been accrued and the amount actually paid was reversed in favor of the Company, being recorded under the heading “Provision for income tax and social contribution”.

Subsidiary Intelig filed a writ of mandamus seeking recognition of withholding income tax (IRF) being exempt from foreign remittances made to international carriers for payment of interconnection services provided by them, based on the provisions of the Melbourne Treaty. In December 2006, the Federal Regional Court (TRF) decided for the subsidiary and the appeal filed by the federal government is being considered by the Higher Court of Justice (STJ).

In December 2006, subsidiary Intelig was served a tax assessment by the Finance Office in the amount of R$49,000 for not having paid IRF and CIDE on these foreign remittances. The company is defending against this assessment, and the liability for the administrative proceeding has been suspended until a final decision on the injunction is reached by the applicable court. Based on the opinion of its in-house and outsourced legal advisors, management concluded that the losses to be incurred with these proceedings, as yet unsettled, are possible and that the legal measures adopted in connection therewith are sufficient to preserve the company’s net equity; accordingly, a provision for losses on legal cases was recognized as of December 31, 2009 based on the expected loss outcome.

ICMS

In April 2002, subsidiary Intelig was served tax assessments by the State Tax Department of Rio de Janeiro in the amount of R$149,460 in connection with (i) failure to present Control over ICMS Credits on CAPEX (Ciap) in compliance with applicable legislation; (ii) execution of a co-billing agreement with other telephone carriers for the purpose of optimizing their billing procedures, failing to comply with legal accessory obligations; (iii) failure to observe the state legislation that governs the levy of ICMS on services provided from public pay phones (TUP); (iv) invoices printed and issued lacking proper authorization (AIDF); and (v) ICMS not paid on import operations based on an agreement or program entered into with Rio de Janeiro state government.

In August 2006, ICMS Agreement No. 72/06 was published to authorize the Brazilian state governments to reduce or forgive the payment of interest, penalties and monetary restatement in connection with the nonpayment of ICMS levied on communication services. Thus, based on this Agreement, subsidiary Intelig disbursed R$24,300 for the settlement of ICMS debits covered by the terms of applicable legislation. The subsidiary is currently discussing these assessments with the tax authorities, and, based on the opinion of its in-house and outsourced legal advisors, management concluded that the losses to be incurred with these proceedings are probable, with a related provision being recorded in December 2009 in the amount of R$5,700.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

INSS

In December 2005, subsidiary Intelig was served tax assessments by the Federal Tax Department in the amount of R$32,458 in connection with (i) withholding INSS on third party services at a rate of 11%; (ii) profit sharing scheme not recorded on the accrual basis of accounting; (iii) reversal of the provision for compensation of delegate management; (iv) difference between amounts informed on social security payment forms and social security statements (GFIP); and (vi) missing information on GFIP. This assessment is being handled at the administrative level, and, based on the opinion of its in-house and outsourced legal advisors, management concluded that the losses to be incurred with this proceeding are probable, with a related provision being recorded in December 2009 in the amount of R$5,000.

Regulatory contingencies

Due to noncompliance with certain provisions of the PCS Regulation and of the Commuted Wireline Telephone Service (STFC) and quality targets, defined in the General Plan of Quality Targets for PCS (PGMQ-PCS) and for the STFC, ANATEL started a proceeding for noncompliance with obligations (PADO) against the subsidiaries.

The subsidiaries have endeavored to avoid being assessed, with arguments, mostly of technical and legal nature, that may contribute to reduce significantly the initial fine charged or definitively close the PADO, without sanctions.

Contingencies involving possible losses

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving a risk of loss that is classified as possible or remote by the management and the Company’s lawyers. No provision has been set up for these contingencies, which can be thus shown:

	Consolidated

	2009	2008

Civil	238,390	125,774
Labor	165,647	110,483
Tax	1,494,077	1,183,514
Regulatory	58,496	23,699

	1,956,610	1,443,470

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

Below, the main actions involving possible risk of loss:

Civil

Collective Actions

Five collective actions have been brought to Court against subsidiaries, involving the risk of possible loss, which can be summarized as follows: (i) a suit against the subsidiary TIM Nordeste, merged into TIM Celular, in the state of Pernambuco, questioning the TIM Nordeste policy for defective phone replacement, allegedly in disagreement with the manufacturer´s warranty terms; (ii) a suit against TIM Nordeste in the state of Ceará, claiming for the Company’s obligation to replace cell phone sets which have been the subject of fraud in that state; (iii) a suit against TIM Celular in the State of Pará, complaining about the quality of the network service in São Felix do Xingu; (iv) a suit against TIM Celular in the state of Maranhão, questioning the qualigy of network services rendered in Balsas; and (v) a suit filed agains TIM Celular, questioning the long distance charges levied on calls made in Bertioga – SP and the respective region.

Other Actions and Proceedings

TIM Celular, together with other telecommunications companies, has also been sued by GVT at the 4th Federal Audit Court. The plaintiff claims for declaration of nullity of a contractual clause dealing the VU-M amount used by the defendants by way of interconnection, which is deemed illegal and abusive and as such requiring refunding of all amounts allegedly charged in excess since July 2004. A preliminary order was granted determining the payment of VU-M on the basis of R$0.2899 per minute, and escrow deposits to be made by GVT in the amount of the difference between this and the value claimed by the defendants. Currently, the Company is waiting for the arguments to be issued by the parties regarding the lawsuit involving Vivo and GVT which confirmed the VU-M readjustment related to fiscal year 2004. Besides the suits, GVT has also made a Representation to the same effect before the Economic Right Secretariat, which found it right to file an Administrative Process against the Company and other mobile telephony operators, on the grounds of an alleged infraction of economic principles, that is underway.

TIM Celular is a defendant in the suit for damages filed by service provider GLÓRIA SOUZA & CIA LTDA. with the 9th Civil Court of the City of Belém, State of Pará, seeking for R$6,119. Said company provided TIM with outsourced manpower in the North region of Brazil. In light of TIM’s decision to early terminate the contract, the former did not accept such decision was accordingly filed a legal suit to claim pain and suffering and losses on payments of labor claims filed by its employees. TIM has already tendered its defense on 04/13/09.

TIM Nordeste, merged into TIM Celular is a defendant in judicial collection proceedings filed by law firm Mattos & Calumby Lisboa Advogados Associados. Such proceedings are being handled by the 29th Civil Court of the Judicial District of Rio de Janeiro, and chances of prevailing in court are rated as possible. The plaintiff sustains to be the creditor of amounts arising from the contractual relationship with TIM (legal services contract) worth R$8,668. The proceedings are currently under expert examination.

Also, a claim has been filed against TIM Celular by company (recharge distributor) INTEGRAÇÃO CONSULTORIA E SERVIÇOS TELEMÁTICOS LTDA. with the 2nd Civil Court of the Judicial District of Florianópolis (SC) worth R$4,000, which aims at the suspension of collectibility of credits

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

already enforced by TIM and claims, on a preliminary injunction basis, the non-inclusion of such credits in restrictive records, plus compensation from early termination of the contract. Worth noting is that TIM initiated judicial collection proceedings against the aforementioned company with the 4th Civil Court of Florianópolis, worth R$3,957.

Three notices of delinquency have been served by the São Paulo State Consumer Protection Office (PROCON-SP). The notices recorded under numbers 3673/08 and 222/09 deal with fines imposed by Procon-SP for R$3,192, on the grounds of alleged non-compliance with the rules established by Decree No. 6523/08, which deals with the Customer Service (SAC). In these cases, TIM tendered an administrative defense, but the fines were sustained at the administrative level. Therefore, TIM filed a legal suit with a view to eliminating these fines and awaits a final decision. The suits are at initial stages. There is also another notice of delinquency served by Procon and recorded under No. 1555D7, on the grounds that consumers were charged but did not receive the device. A fine of R$3,192 was also imposed. This case is also under discussion at administrative level, awaiting a decision on the appeal filed by TIM.

Labor

Labor claims

A substantial portion of contingencies refers to organizational restructuring, include the discontinuance of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel.

The process 01102-2006-024-03-00-0 refers to a civil public action filed by the State of Minas Gerais´s Public Labor Ministry 3rd Region, on the charge of irregular outsourcing practices and collective damages. In the respective sentence published on April 16, 2008, the first degree substitute judge found the Public Prosecution Service´s request partly founded, having judged the outsourcing irregular and the damages collective and determined. An ordinary appeal was filed against this decision, which was denied on July 13, 2009. Prior to this appeal, TIM Nordeste filed a writ of mandamus requesting a preliminary order to stop the coercive acts imposed by the sentence. In view of the ordinary appeal filed, the writ of mandamus lost its objective.

To be granted a suspense effect of its appeal, TIM Nordeste proposed an innominate writ of prevention, which was judged extinguished without the respective judgment on merits. In order to reverse the Regional Labor Court – 3rd Region, TIM Nordeste, merged into TIM Celular, filed a correctional claim with the Superior Labor Court, with a favorable decision which reversed the Court decision at the second level. An appeal by way of case stated was filed, but was denied. On 09/16/2009, an appeal for review was filed, and is pending ruling by the TST.

Also there were processes filed in the state of Paraná, involving claims for indemnity in connection with social cards. According to an internal rule, TELEPAR (state owned company merged into TIM Celular) undertook to supplement retirement benefits of employees hired until 1982, having proposed to comply with this obligation through payment of a certain amount in cash, before the privatization process. Some of its former employees, however, have questioned this transaction, and were granted their claims, in certain cases.

A legal action brought by an employee of an outsourced company was also filed. It claims a direct link with TIM, for overtime and other payment requests stemming from these matters, in processes

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

No. 00770200804401007 and No. 447200905601004. Both are in the phase of filing of supporting documents, but the company that rendered the services, which is also employer of the claimant, continues to render those services and confirmed that it will participate in the proceedings.

Social Security

TIM Celular received in São Paulo a Debit Assessment Notice referring to an alleged irregularity in the payment of contributions to social security levied on Employees´ Profit-Sharing plan in the amount of R$2,388. After filing its administrative defense, however on 09/16/2009 a decision handed down kept the notice of delinquency under discussion. On October 5, 2009 an administrative appeal was filed, which is pending ruling.

In May 2006, TIM Nordeste, merged into TIM Celular, was assessed under the tax assessment notice no. 35611926-2 for social security contributions allegedly due on: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payment for self-employed people´s activities; and (iv) sales incentives. TIM Nordeste´s administrative defense did not result in reversal of the entry (decision – assessment). In an attempt to change this decision, TIM Nordeste filed an appeal with the Ministry of Finance´s Taxpayers´ Council, which is now pending judgment

Taxes

IR and CSLL

On October 30, 2006, TIM Nordeste, merged into TIM Celular, was assessed under a single administrative process referring to IRPJ, CSLL totaling R$331,171, subsequently reduced to R$258,144, and a separate fine, for different reasons. Most of the assessment refers to amortization of goodwill determined at a Telebrás System privatization auction and the related tax deductions. Article 7 of Law No. 9532/97 permits the result from goodwill amortization to be computed for purposes of determining the taxable profits of a subsidiary resulting from merger, split-off or acquisition, where one entity holds interests in another, acquired with goodwill based on the expected future profits of the investee. This also involves a usual market operation in compliance with the provisions of CVM Instruction No. 319/99.

In March 2007, the IRS District Office in Recife/PE served a notice on the subsidiary, presenting a Tax Information Document reporting the company that the notice of delinquency is net of amounts of IRPJ, CSLL and a specific fine imposed in addition to applicable fine and interest, which led to a reduction by R$73,027 (principal debt and specific fine imposed in addition to applicable fine and interest).

Therefore, there was a shift of a portion of the delinquencies contained in the notice of delinquency to 160 specific claims for offsetting, which amounted to R$85,771. In September 2009 a decision was handed down at administrative level, recognizing a portion of the credit offset by the subsidiary, which resulted in a reduction in the amount subject matter of the notice of delinquency, i.e. R$10,510. The subsidiary continues to defend the remaining balance of R$75,335 at administrative level.

From May to July 2008, TIM Nordeste received 49 communications of assessment issued by the Brazilian Finance Office in connection with Income Tax and Social Contribution offset by the

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

subsidiary in the years 2002, 2003 and 2004, totaling R$11,088. After it timely impugned all these assessments, the subsidiary now awaits a decision at administrative level within the Brazilian court.

IRRF

In October 2005, TIM Nordeste merged into TIM Celular, received a Fiscal Execution notification in the amount of R$5,624, for defaulting on payment of IRRF on rentals, royalties and work done without employment bonds. This subsidiary has already stayed this execution and intends to defend itself against it at higher court jurisdictions.

PIS and COFINS

In 2004, the TIM Nordeste merged into TIM Celular, received delinquency notices related to PIS and COFINS payable on foreign exchange gains generated in 1999. The two notices filed by the tax authorities amount to R$30,913. TIM Nordeste had filed a writ of mandamus challenging the tax base increase introduced by Law No. 9.718/98. In March 2006, a final unappealable decision on the writ of mandamus was handed down in favor of the company, stating that Law No. 9.718/98 was unconstitutional and that PIS and COFINS would not be levied on nonoperating income.

In view of the legal decision recognizing the unconstitutionality of PIS and COFINS levying on exchange variation, subject matter of the notices of delinquency in question, in April 2007 PIS required on exchange movement was cancelled, and in February 2009 COFINS required on exchange movement was also reduced by R$23,339, and the amount of R$2,263 remained under discussion.

In October, November and December 2009, TIM Celular and TIM Nordeste respectively were served 154 and 41 tax assessments amounting to R$20,509 and R$5,516 regarding the liability for COFINS as a result of the request for offset not being approved for the years 2005, 2006 and 2007 in connection with imported services. These assessments are being argued by the subsidiary at the administrative level.

ICMS

In 2003 and 2004 TIM Celular was assessed by Tax Authorities of the State of Santa Catarina for R$42,613 (current value), mainly relating to dispute on the levying of ICMS on telecommunication services provided by the parent Company as well as trade of handsets. This amount is the result of several favorable sentences in administrative processes initially involving assessments of R$95,449. The subsidiary is currently discussing these assessments with the taxing authorities. Based on the internal and external lawyers, the Management concluded that there is still the possibility of loss on the processes under discussion.

The subsidiaries, TIM Celular, and the acquired TIM Nordeste were served tax assessments by the tax authorities of several Brazilian states over the past years for failure to pay ICMS on various operational aspects of its telecommunication service activities and on the sale of products. Some of the grounds or reasons for the assessments regarding the supposed lack of tax payments on which the tax inspectors were based are as follows: (i) discussion regarding intrastate and interstate ICMS rate difference payable on the acquisition of fixed assets for use and consumption, as well as the determination of ICMS tax base for acquisition of goods intended for sale; (ii) taxable services (based on the tax authorities’ interpretation) booked by the subsidiary as non-taxable services in the

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

Shipments Register; (iii) supposed underpayment of ICMS for using a lower tax rate and for booking telecommunication services as non-taxable services; (iv) supposed nonpayment of ICMS as a result of differences between the amount actually paid and the amount reported; (v) payment of ICMS amounts after the deadline established by state legislation, among others. These assessments are being timely defended at the administrative and judicial levels. The total amount involved in these disputes (individually above R$5,000) is R$95,734.

The subsidiaries TIM Celular and TIM Nordeste were assessed by the States of Rio de Janeiro and Bahia’s taxing authorities for defaulting on payment of ICMS and Contribution to the “Fundo Estadual de Combate à Pobreza e Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) allegedly due on (i) international roaming services; and (ii) prepaid reloading revenues. Defenses are being tendered by the subsidiaries against such notices of delinquency at administrative level; they total the amount of R$30,811.

TIM Celular and TIM Nordeste were assessed by the States of Paraíba and Rio de Janeiro’s taxing authorities in the amounts of R$5,511 and R$38,274, respectively, referring to failure to ratably reverse ICMS credits on shipment of exempt and non-taxed goods. These assessments are being impugned at administrative level; they total the amount of R$43,785.

The subsidiaries TIM Celular and TIM Nordeste were served notices of delinquency by the tax authorities of the States of São Paulo and Minas Gerais for R$193,883 and R$17,167, respectively, whose subject matter is the alleged failure to include in the calculation base of ICMS the conditional discounts given to customers. The subsidiaries intend to tender defense against such collection up to the upper level of the Judicial Power.

During 2008 and 2009, the subsidiaries TIM Nordeste and TIM Celular were served notices of delinquency, by tax authorities of the States of Ceará, São Paulo, Pernambuco, Paraná and Minas Gerais, in the total amount of R$94,000, whose subject matter is the debt from the use of ICMS credit in the acquisition of electric power. Defenses are being tendered by the subsidiaries against such notices of delinquency at administrative level.

In October 2008 TIM Nordeste was assessed by the state of Sergipe´s taxing authorities for R$16,668, referring to a fine for an alleged late-filing of electronic files containing fiscal documentation supporting telecommunication services rendered. This assessment is being contested by the subsidiary at administrative level.

In September 2008, TIM Nordeste was assessed by the State of Minas Gerais’s taxing authorities for R$24,930, representing a separate fine for failure to record telecommunications service invoices in the ICMS determination book. In August 2009 an administrative decision was handed down, reducing the amount of the notice of delinquency by 99.8% . Accordingly, the subsidiary paid the remaining balance, and the claim was closed as virtually fully successful.

On November 19, 2002, subsidiary Intelig was served a tax assessment by the Minas Gerais State Tax Department in the amount of R$8,500 for the supposedly undue use of ICMS credits on the acquisition of fixed assets and input materials. This assessment is being disputed at the judicial level.

In November 2005, subsidiary Intelig was served a tax assessment by the Mato Grosso State Tax Department in the amount of R$11,700 for the supposedly undue use of ICMS credits on the

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

acquisition of fixed assets without the related supporting documentation (invoice) and the ICMS rate difference. This assessment is being disputed at the judicial level.

In December 2007 and December 2008, subsidiary Intelig was served two tax assessments by the São Paulo State Tax Department in the amount of R$6,700 and R$11,300, respectively, referring to the supposedly undue use of ICMS credits in 2002 and 2003, after a debit reversal upon cancellation of telecommunication services not actually provided. The assessment served in 2002 ended at the administrative level with no favorable outcome to the Company, which will start a related judicial dispute. The assessment served in 2003 is being defended at the administrative level.

In August 2009, subsidiary Intelig was served a tax assessment by the Finance Office of Rio de Janeiro in the amount of R$4,800, in connection with the supposedly undue use of ICMS credits as a result of the application of an incorrect rate to reduce tax credits on exempt and untaxed sales operations carried out between 2004 and 2009. This assessment is being handled at the administrative level.

ISS

On December 20, 2007, TIM Celular was assessed by the State of Rio de Janeiro’s taxing authorities for R$94,359 for allegedly failing to pay ISS on the following services: technical programming; administrative plan cancellation services; telephone directory aid service and provision of data and information; and network infrastructure sharing. This assessment is being impugned by the Company at administrative level.

FUST - Fundo de Universalização de Serviços de Telecomunicações

On December 15, 2005, ANATEL issued its Summary no.07 aimed at collecting contributions to the FUST out of interconnection revenues earned by providers of telecommunications services, as from the date of enactment of Law 9.998. The subsidiaries still believe that based on applicable legislation (including the sole paragraph of article 6 of Law 9.998/00), the above revenues are not subject to the FUST charges, and accordingly, the Management has taken the necessary measures to protect their interests. A writ of mandamus was filed with a view to protecting the subsidiary’s interests regarding the lack of payment of FUST on interconnection revenues. ANATEL’s intended collection of FUST on interconnection revenues has been suspended due a favorable decision handed down to the subsidiaries. The writ of mandamus is pending trial by the appellate court.

Since October 2006, ANATEL has been issuing several assessment notices against TIM Celular in connection with FUST allegedly due on interconnection revenues from 2001 to 2004, as well as fines, because of “Súmula” 07/05. Such notices of delinquency total R$128,050.

Subsidiary Intelig was served several violation notices by ANATEL in the total amount of R$29,379, which refer to FUST amounts supposedly due on interconnection revenues from January to December 2001, 2002 and 2003. These notices are being handled at the administrative level.

FUNTTEL - Fundo para o Desenvolvimento Tecnológico das Telecomunicações

The Ministry of Communications assessed TIM Celular and TIM Nordeste, merged into TIM Celular, for R$46,788 claiming for FUNTTEL amounts allegedly due on interconnection revenues

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

for the years 2001 to 2004. At the same time an arrears fine was imposed on these subsidiaries. In these companies´ opinions, the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company’s interests in this case of default on FUNTTEL fees allegedly due on interconnection revenues, based on the same arguments used for the FUST process. The claims for FUNTTEL collection on interconnection revenues are currently suspended, due to a writ of mandamus favorable to the subsidiaries.

Subsidiary Intelig Telecom was served violation notices by the Ministry of Telecommunications in the total amount of R$9,902, which refer to FUNTTEL amounts supposedly due on interconnection revenues from January to December 2002, from March to December 2003 and from April to December 2004. These notices are being handled at the administrative level.

Regulatory proceedings

TIM Celular and TIM Nordeste are authorized to provide SMP in Brazilian states for an indefinite period, and for using the related SMP radio frequencies. Under Terms of Authorization, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period. In view of this extension, the object of the above mentioned Terms of Authorization issued in accordance with their respective Acts, the Company was, in its opinion, unduly required by ANATEL, to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the costs listed below.

State	Term of authorization	Expiry Date	Act	Amount

Paraná (except for Londrina and
Tamarana in Paraná municipalities)	002/2006/PVCP/SPV	09/03/2022	57.551 as of 04/13/2006	R$80,066
Santa Catarina	074/2008/PVCP/SPV	09/30/2023	5.520 as of 09/18/2008	R$54,026
Pelotas and the respective region in the state of Rio Grande do Sul	001/2009/PVCP/SPV	04/14//2024	1.848 as of 04/13/2009	R$333,444
Ceará	089/2008/PVCP/SPV	11/28/2023	7.385 as of 11/27/2008	R$41,728
Alagoas	045/2008/PVCP/SPV	12/15/2023	7.383 as of 11/27/2008	R$20,038
Rio Grande do Norte	050/2008/PVCP/SPV	12/31/2023	7.390 as of 11/27/2008	R$15,021
Paraíba	047/2008/PVCP/SPV	12/31/2023	7.386 as of 11/27/2008	R$19,844
Piauí	049/2008/PVCP/SPV	03/27/2024	7.389 as of 11/27/2008	R$13,497
Pernambuco	089/2008/PVCP/SPV	05/15/2024	7.388 as of 11/27/2008	R$54,000

This requirement, according to ANATEL, would be justified by application of art.9, III, of the Revenue Collection Regulation of the Telecommunications Inspection Fund (Fistel), approved by Resolution Nº 255, which sets forth that TFI shall be levied on the station upon the renewal of the validity of the license which leads to the issuance of a new license. However, as the Company does not find that this legal provision is correctly applied, the collection in question was timely impugned at administrative level, so that simultaneously the collection can be questioned and the collection suspended until a final decision is reached by ANATEL.

Under the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries have committed to implement and actually implemented; mobile personal telecommunications cover for the assigned area. Also under these Terms of Authorization, the subsidiaries are required to operate in accordance with the quality standards established by ANATEL, and comply with the related obligations. In the event these terms are not complied with,

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

the subsidiaries are subject to PADO (Obligation Non-Compliance Determination Procedures) and any subsequently applicable penalties.

ANATEL has brought administrative proceedings against the subsidiaries for: (i) noncompliance with certain quality service indicators; and (ii) default on certain other obligations assumed under the Terms of Authorization and pertinent regulations.

In their defense before ANATEL, the subsidiaries presented several reasons for defaulting, most of them involuntary and not related to their activities and actions. The provision for regulatory contingencies shown in the balance sheet reflects the amount of losses expected by the Management.

23 Assets retirement obligation

The changes in the assets retirement obligation were as follows:

	Consolidated

	2009	2008

Opening balance	211,802	192,137
Additions recorded throughout the year, net of write offs	6,073	3,465
Monetary adjustment in the year	19,219	16,200

Closing balance	237,094	211,802

24 Shareholders’ equity a. Capital

As deliberated upon by the Administrative Council, regardless of the statutory reform, the Company is authorized to increase its capital by up to 2,500,000,000 (two billion and five hundred million) common or preferred shares.

The Shareholders’ Meeting held on April 11, 2008 approved a capital increase in the amount of R$63,085, with the issuance of 3,359,308 common shares and 6,503,066 preferred shares, with no par value, on behalf of TIM Brasil. This capital increase used the tax benefit produced by goodwill amortization and the Company’s spin-off. Minority shareholders were assured capitalization rights based on the same conditions applicable to majority shareholders, so that they may keep their minority interests. The subscription price was R$7.59 per common share and R$5.78 per preferred share.

The Shareholders’ Meeting held on April 2, 2009 approved a capital increase in the amount of R$18,761, with the issuance of 1,573,828 common shares and 3,046,671 preferred shares, with no par value, on behalf of TIM Brasil. This capital increase used the tax benefit produced by goodwill amortization and the Company’s spin-off. Minority shareholders were assured capitalization rights

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

based on the same conditions applicable to majority shareholders, so that they may keep their minority interests. The subscription price was R$6.12 per common share and R$3.00 per preferred share.

The Shareholders’ Meeting held on December 30, 2009, following the merger of HOLDCO (Note 2b), approved a capital increase in the amount of R$516,725, with the issuance of 43,356,672 common shares and 83,931,352 preferred shares, with no par value. The shares were issued by the Company and subscribed on behalf of JVCO.

The Capital subscribed and paid-in comprises shares without par value, thus distributed:

	2009	2008

Number of common shares	843,281,477	798,350,977
Number of preferred shares	1,632,453,583	1,545,475,560

	2,475,735,060	2,343,826,537

b. Capital reserves

Special Goodwill Reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, through issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by type and class upon the new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

c. Revenue reserves

Legal Reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be appropriated to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company is not authorized to set up a legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated losses.

Reserve for Expansion

This reserve, which is set up based on paragraph 2, article 46 of the by-laws and article 194 of Law 6.404/76, is intended to fund investment and network expansion projects.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

d. Dividends

Dividends are calculated in accordance with the Company’s by-laws and the Brazilian Corporate Law (“Lei das Sociedades por Ações”).

As stipulated in its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting but take priority on: (i) the payment of capital at no premium, and (ii) payment of a minimum non cumulative dividend of 6% p.a. on the total obtained from dividing the capital stock representing this type of shares by the total number of the same class of shares issued by the Company.

In order to comply with Law 10.303/01, the Company’s by-laws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

Dividends were calculated as follows:

	2009	2008

Capital common shares	2,775,734	2,593,337
Capital preferred shares	5,373,362	5,020,273

Capital	8,149,096	7,613,610

Dividends: 6% for preferred shares according to by-laws	322,402	301,216

Net income for the year	214,893	180,152
(-) Recognition of legal reserve	(10,744)	(9,008)

Adjusted net income	204,149	171,144

Minimum dividends to preferred shareholders
Minimum dividends based on 25% of adjusted income	51,037	42,786
(+)Supplementary dividends to income distributed	153,112	128,358

(=)Dividends referring to income distribution (all to preferred
shareholders)	204,149	171,144

Dividends per share (amounts expressed in reais)
Preferred shares	0,1251	0,1107

According to the Company’s by-laws, minimum compulsory noncumulative dividends, calculated based on 6% of capital stock, should be R$322,402. However, management proposed to distribute available profits referring to the year ended December 31, 2009 as dividends to preferred shareholders.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

At December 31, 2009, the balance of dividends and interest on equity payable includes prior years’ amounts totaling R$20,503 (R$22,221 in 2008) in the Company’s and consolidated financial statements.

Dividends proposed in previous years and not actually claimed by shareholders were reversed, once the legal period has lapsed pursuant to Brazilian legislation, to the expansion reserve account under shareholders’ equity, with R$9,643 referring to 2008 and R$4,790 to 2009.

25 Net operating revenue

	Consolidated

	2009	2008 Adjusted

Telecommunications service revenue – Mobile
Subscription	300,194	378,876
Utilization	7,767,987	7,954,683
Network use	4,042,612	4,458,169
Long distance	1,943,121	1,986,704
VAS – Additional services	1,897,188	1,598,303
Other	266,826	169,852

	16,217,928	16,546,587

Telecommunications service revenue – Fixed	177,108	7,944

Telecommunications service revenue – Mobile and Fixed	16,395,036	16,554,531

Goods sold	1,761,626	1,766,400

Gross operating revenue	18,156,662	18,320,931

Deductions from gross revenue
Taxes	(4,030,691)	(3,993,809)
Discounts given	(865,330)	(1,074,638)
Returns and other	(154,706)	(105,309)

	(5,050,727)	(5,173,756)

	13,105,935	13,147,175

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

26 Cost of services rendered and goods sold

	Consolidated

	2009	2008

Personnel	(64,345)	(91,051)
Third parties´ services	(317,456)	(263,674)
Interconnection	(3,376,880)	(3,793,518)
Depreciation and amortization	(1,427,613)	(1,324,429)
Telecommunications surveillance fund (FISTEL)	(10,521)	(8,731)
Rentals	(161,570)	(143,046)
Other	(34,971)	(33,560)

Cost of services rendered	(5,393,356)	(5,658,009)

Cost of goods sold	(1,329,826)	(1,405,788)

Total cost of services rendered and goods sold	(6,723,182)	(7,063,797)

27 Selling expenses

	Consolidated

	2009	2008

Personnel	(368,422)	(366,560)
Third parties´ services	(2,114,182)	(1,741,347)
Advertising and publicity expenses	(513,943)	(293,097)
Loss and allowance for doubtful accounts	(421,893)	(748,833)
Telecommunications surveillance fund (FISTEL)	(614,281)	(563,421)
Depreciation and amortization	(339,209)	(295,868)
Other	(78,042)	(89,263)

	(4,449,972)	(4,098,389)

28 General and administrative expenses

	Parent Company		Consolidated

	2009	2008	2009	2008

Personnel	(1,785)	(1,141)	(149,221)	(190,551)
Third parties´ services	(13,031)	(3,297)	(370,710)	(392,161)
Depreciation and amortization	-	-	(489,413)	(484,733)
Other	(225)	(504)	(61,192)	(59,981)

	(15,041)	(4,942)	(1,070,536)	(1,127,426)

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

29 Other operating revenues (expenses), net

	Parent Company		Consolidated

	2009	2008	2009	2008 Adjusted

Revenues
Fines – Telecommunications services	-	-	35,755	49,149
Reversal of the provision for
contingencies	2,517	201	37,557	12,475
Disposal of property, plant and equipment	-	-	1,964	5,538
Other operating revenues	-	407	7,424	17,096

	2,517	608	82,700	84,258

Expenses
Amortization of deferred charges	-	-	(106)	(117)
Taxes, rates and contributions	(34)	(38)	(13,988)	(16,255)
Goodwill amortization	-	(1,580)	-	(1,580)
Provision for contingencies	(473)	(3,124)	(97,742)	(115,897)
Cost on disposal of property, plant and equipment	-	-	(19,615)	(8,584)
Other operating expenses	(3)	(16)	(10,003)	(6,697)

	(510)	(4,758)	(141,454)	(149,130)

Other operating revenues (expenses), net	2,007	(4,150)	(58,754)	(64,872)

30 Financial income

	Parent Company		Consolidated

	2009	2008	2009	2008

Interests on marketable securities	3,943	4,733	70,210	96,341
Interest received from clients	-	-	46,760	47,406
Monetary adjustment	599	637	14,597	18,576
Other revenues	5	-	5,769	10,990

	4,547	5,370	137,336	173,313

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

31 Financial expenses

	Parent Company		Consolidated

	2009	2008	2009	2008

Interest on loans and financing	(1)	(2)	(274,790)	(244,470)
Interest paid to suppliers	(1)	-	(11,897)	(27,199)
Interest on taxes and rates	-	-	(3,197)	(3,790)
Interest on authorizations	-	-	-	(66,380)
Monetary adjustment	199	33	(9,736)	(11,078)
Discounts given	-	-	(15,482)	(66,640)
Other expenses	(86)	(69)	(25,579)	(26,007)

	111	(38)	(340,681)	(445,564)

32 Exchange variations, net

	Parent Company	Consolidated

	2009	2009	2008

Revenues
Loans and financing	-	399,024	154,575
Suppliers	4	26,282	21,534
Swap	-	260,228	793,836
Others	-	11,257	21,404

	4	696,791	991,349

Expenses
Loans and financing	-	(53,692)	(588,544)
Suppliers	(6)	(7,075)	(38,948)
Swap	-	(665,713)	(453,552)
Others	-	(23,582)	(13,029)

	(6)	(750,062)	(1,094,073)

Exchange variations, net	(2)	(53,271)	(102,724)

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

33 Income tax, social contribution expenses and tax losses

	Parent Company		Consolidated

	2009	2008	2009	2008

Income tax for the year	-	(4)	(128,602)	(73,383)
Social contribution for the year	-	(2)	(46,395)	(26,438)
Fiscal incentive – ADENE	-	-	88,851	33,290

	-	(6)	(86,146)	(66,531)

Deferred income tax	-	-	51,016	117,804
Deferred social contribution	-	-	18,365	42,410

	-	-	69,381	160,214

Amortization of goodwill on privatization	-	-	-	(29,429)

Provision/reversal for income tax and social contribution contingencies	(1,702)	-	11,249	-

	(1,702)	(6)	(5,516)	64,254

Below, the reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income statement:

	Consolidated

	2009	2008

Pretax income	220,409	115,898

Combined tax rate	34%	34%

Income tax and social contribution at the combined tax rate	(74,939)	(39,405)

(Additions)/exclusions:
Unrecognized tax losses and temporary differences	(52,437)	(92,232)
Recognized tax losses and temporary differences	69,381	160,214
Accrual/ reversal of income tax and social contribution contingencies	11,249	-
Use of recognized tax losses and temporary differences		-
Permanent (Additions)/exclusions	(9,905)	(32,445)
Fiscal incentive- ADENE	88,851	33,290
Operations involving derivatives	-	33,467
Difference in tax losses calculated in prior years	(31,922)	-
Other	(5,794)	1,365

	69,423	103,659

Income tax and social contribution charged to the income for the year	(5,516)	64,254

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

34 Transactions with Telecom Italia Group

The consolidated transaction balances with Telecom Italia Group are thus composed:

	Assets

	2009	2008

Telecom Personal Argentina (1)	1,576	721
Telecom Italia Sparkle (1)	11,548	1,555
Telecom Italia S.p.A. (2)	3,893	4,913
Others	524	2,365

Total	17,541	9,554

	Liabilities

	2009	2008

Telecom Italia S.p.A. (2)	29,728	41,154
Telecom Personal Argentina (1)	1,561	1,279
Telecom Italia Sparkle (1)	11,887	6,315
Others	509	28,667

Total	43,685	77,415

	Revenue

	2009	2008

Telecom Italia S.p.A. (2)	12,553	11,244
Telecom Personal Argentina (1)	4,283	3,059
Telecom Italia Sparkle (1)	14,765	6,567
Others	820	1,987

Total	32,421	22,857

	Cost/Expense

	2009	2008

Telecom Italia S.p.A. (2)	19,543	29,079
Telecom Italia Sparkle (1)	25,065	22,223
Telecom Personal Argentina (1)	6,677	9,333
Others	1,243	9,125

Total	52,528	69,760

(1) These refer to roaming, value-added services – VAS and media assignment.

(2) These amounts refer to international roaming, technical post-sales assistance and value-added services – VAS.

The General Shareholders’ Meeting held by TIM Participações on April 2, 2009 approved the renewal of the cooperation and support agreement executed with Telecom Italia S.p.A. effective from January 3, 2009 to January 2, 2010. This agreement had been approved on May 3, 2007

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

by the Board of Directors of TIM Participações and renewed for an additional 12 months (January to December 2008) at the General Shareholders’ Meeting held by TIM Participações on March 3, 2008.

By December 31, 2009, the amount of R$23,296 had been accrued (R$29,586 in 2008), with R$22,690 of which referring to fixed assets (R$26,835 in 2008) and R$606 to costs/expenses (R$2,751 in 2008). The purpose of this agreement is to add value to the Company by using the experience of Telecom Italia: (i) to increase effectiveness and efficiency of activities through in-house solutions, and (ii) to share systems, services, processes and best practices largely adopted in the Italian market and easily customizable for the Company.

Balance sheet account balances are recorded in the following groups: accounts receivable, accounts payable and other current assets and liabilities.

35 Financial instruments and risk management

The Company through its subsidiaries carries out transactions with derivative financial instruments, without speculation purposes, but only to mitigate the risks relating to exchange rates and interest and exchange movement, fully comprising the swap contracts, without, therefore, exotic derivatives or other types of derivatives.

The Company, through its subsidiaries, presents its financial instruments according to CVM’s instruction 566, issued December 17, 2008, which approved CPC’s Technical Pronouncement 14, and CVM’s instruction 475, as of December 17, 2008.

Accordingly, the Company and its subsidiaries show that the main risk factors to which they are exposed are as follows:

(i) Exchange rate risk

The exchange rate risk relates to the possibility of the subsidiaries incurring losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out swap contracts with financial institutions.

As of December 31, 2009 the subsidiaries’ loans indexed to the exchange variance of foreign currencies are fully covered by swap contracts. The income or loss resulting from these swap contracts is charged to operating income.

Besides the loans taken by the subsidiaries, which are the object of swap contracts, there are no other financial assets in significant amounts indexed to foreign currencies.

(ii) Interest rate risks

The interest rate risks relate to:

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

Possibility of variances in the fair value of financing obtained by the subsidiary TIM Nordeste, merged into TIM Celular, at the pre-fixed interest rates, in case such rates do not reflect the current market conditions. For this type of risk to be mitigated, the subsidiary TIM Nordeste enters into swap contracts with financial institutions, transforming into a percentage of the CDI the pre-fixed interest rates levied on a portion of financing obtained. Gains or losses arising from swap contracts affect directly TIM Nordeste’s results.

Possibility of variances in the fair value of financing obtained by the subsidiary TIM Celular and indexed to the TJLP, in case such rates do not proportionally follow the rates regarding the Interbank Deposit Certificates (CDI). For this type of risk to be mitigated, the subsidiary TIM Celular enters into swap contracts with financial institutions, transforming into a percentage of the CDI the TJLP levied on a portion of financing obtained. Gains or losses arising from swap contracts affect directly TIM Celular’s results.

Possibility of an unfavorable change in interest rates, with a resulting increase in financial expenses incurred by the subsidiaries, due to fluctuation of interest rate on part of their hedge debt and obligations. At December 31, 2009, the subsidiaries’ financial resources are mostly invested in CDI, which partially reduces this risk.

(iii) Credit risk related to services rendered

This risk is related to the possibility of the subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers. In order to mitigate this risk, the Company and its subsidiaries perform credit analysis that assist the management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the telephone, in case customers default on payment of their bills. There is no single client accounting for more than 10% of net receivables from services rendered at December 31, 2009 and 2008 or of income from services in the years then ended.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The policy adopted by the subsidiaries for sale of telephone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of credit conditions, the positions and limits defined for orders placed by dealers, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. There is no single client accounting for more than 10% of net receivables from sales of goods at December 31, 2009 and 2008 or of income from services in the years then ended.

(v) Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and swap contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions and by following policies that establish maximum levels of concentration of risk by financial institution.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company and its subsidiaries.

Market value of financial instruments

The consolidated financial derivative instruments are as follows:

	2009			2008

	Assets	Liabilities	Net	Assets	Liabilities	Net

Derivative operations	78,264	161,322	(83,058)	387,573	63,262	324,311

Current portion	49,237	48,122		260,925	52,448

Long-term portion	29,027	113,200		126,648	10,814

The consolidated financial derivative instruments as of December 31, 2009 mature as follows:

	Assets	Liabilities

2011	3,436	1,803
2012	2,150	937
2013	472	24
2014	-	-
2015 on	22,969	110,436

	29,027	113,200

The fair values of derivative instruments of the subsidiaries were determined based on future cash flows (assets and liabilities position), taking into account the contracted conditions and bringing these flows to present value by means of discount at the future CDI rate published in the market. The fair values were estimated at a specific time, based on information available and the Company´s valuation methodologies.

The Company’s protection policy against financial risk – A summary

The Company’s policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign or local currency, in order to control the exposure to risks related with exchange variation and interest rate variation.

The derivate instruments against exposure to exchange risks should be contracted concurrently with the debt contract that originated the exposure. The level of coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

When it comes to exposure to risk factors in local currency arising from financing linked to fixed interest rate or TJLP, as the yield on the Company’s and the subsidiaries cash and cash equivalents is based on the CDI, it is the subsidiaries´ strategy to change part of these risks into exposure to the CDI.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

As of December 31, 2009 and 2008, there are margins or guarantees applying to the operations with derivative instruments owned by the subsidiaries.

The selection criteria followed by financial institutions rely on parameters that take into consideration the rating provided only by renowned risk analysis agencies, the shareholders´ equity and the degree of concentration of their operations and resources.

The table below shows the derivative instruments operations contracted by the subsidiaries, in force as of December 31, 2009 and 2008:

	Item affected by swap mechanism		Reference Value (Notional R$)		Fair Value

		Currency	2009	2008	2009	2008

Fixed interest risk vs. CDI	Part of financing taken from BNB	BRL	58,878	88,260
Assets Position					97,050	129,457
Liabilities Position					(87,767)	(121,267)
Net balance					9,283	8,190

TJLP Risk vs. CDI	Part of financing taken from BNDES	BRL	325,789	420,914	323,077	416,228
Assets Position					(321,846)	(412,947)
Liabilities Position					1,231	3,281
Net balance

USD Exchange Risk vs. CDI	Hedge against the risk of exchange variation of loans granted by the Banks Santander, ABN AMRO and Unibanco (Res. 2770), as well as loans granted by the Banks BNP Paribas and BEI	USD	939,445	274,834
Assets Position					839,010	332,270
Liabilities Position					(943,693)	(291,239)

Net balance					(104,683)	41,031

JPY Exchange Risk vs. CDI	Hedge against the risk of exchange variation of loans granted by the bank Santander (Res. 2770)	JPY	146,836	546,836
Assets Position					188,970	881,271
Liabilities Position					(177,859)	(609,462)

Net balance					11,111	271,809

TOTAL			1,470,948	1,330,844	(83,058)	324,311

Fixed interest swap vs. CDI

The operations with derivative instruments are intended to safeguard the Company and the subsidiary TIM Nordeste against possible losses in the case of increase in the interest rate set by Banco do Nordeste do Brasil (BNB), as required by the provisions dealing with financial charges on operations that use the Constitutional Financing Funds´s resources obtained under financing operations for expansion of the Company´s network in the Northeastern region, in 2004 and 2005. These derivative

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS (continued)
December 31, 2009 and 2008
(In thousands of Reais, unless otherwise stated)

instruments mature through April 2013 and safeguard approximately 58.96% of all the financing taken from BNB by TIM Nordeste, merged into TIM Celular.

Based on the BNB´s current reference rate - 10% p.a. – the financing taken by the subsidiary TIM Nordeste merged into TIM Celular and the respective derivative instruments contracted as part of these financing operations average 11.22% p.a. as a receivable item, and 75.97% of the CDI as a payable item. A possible reversal scenario would occur, if the CDI exceeded the level of 14.77% p.a. These derivative instruments were contracted with Santander and Unibanco, currently named Banco Itaú BBA S.A.

TJLP Swap vs. CDI

These financial derivative instrument operations are intended to safeguard the subsidiary TIM Celular against possible loss of assets due to increase in BNDES´s reference rate (TJLP) for financing contracted with that Institution in 2005. Its payable portion is contracted at an average cost in the equivalent to 90.62% of the CDI. These operations currently protect 17.23% of the total financing taken from BNDES, and mature on a monthly basis through August 2013. At December 31, 2009, the subsidiary ´s book income on this operation is positive, with Santander and UNIBANCO, currently named Banco Itaú BBA S.A., as its partners.

Exchange swap vs. CDI

The derivative instruments of this kind are intended to safeguard the subsidiary TIM Celular against exchange risks involved in contracts signed under BACEN Resolution 2.770, heretofore “2770”, indexed to the USD and JPY, and simultaneously contracted with the respective financing besides the foreign currency denominated loans taken out from BNP Paribas and from BEI. All 2770 lines are safeguarded at an average cost of 129.90% of the CDI for USD-denominated contracts and 114.50% for JPY-denominated ones, the loan from BNP Paribas being hedged at an average cost of 95.01% of the Interbank Deposit Certificate (CDI) and the loan from BEI being hedged at an average cost of 96.46% of the Interbank Deposit Certificate (CDI). As a receivable item, a swap is contracted using the same coupon of the line used. In this case, the exchange variation on financing is fully offset by the variation on contracted swaps.

These swap contracts mature on the same date as the debt, i.e., until July/10 for the financing raised through lines of credit set forth by Resolution No. 2.770, until 2016 for the loan from BEI and until December 17 for the loan from BNP Paribas. These derivative instruments were contracted with Santander, Unibanco (currently named Banco Itaú BBA S.A.), ABN AMRO (currently named Banco Santander), Citibank, Morgan Stanley and BES.

Statement of Sensitivity Analysis – Effect on the swap fair value variation

For identifying possible distortions on derivative consolidated operations currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

		Probable	Possible	Remote
Description	2009	Scenario	Scenario	Scenario

Prefixed debt
Fair value of swap assets side	97,050	97,050	93,847	90,875
Fair value of swap liabilities side	(87,767)	(87,767)	(86,975)	(86,213)
Swap - Net exposure	9,283	9,283	6,872	4,662

TJLP-indexed debt (partial amount)
Fair value of swap assets side	323,077	323,077	310,755	299,206
Fair value of swap liabilities side	(321,846)	(321,846)	(321,095)	(320,414)
Swap - Net exposure	1,231	1,231	(10,340)	(21,208)

US- indexed debt (Resolution 2.770, BNP
Paribas and BEI)	839,010	839,010	1,088,118	1,352,968
Fair value of swap assets side	839,010	839,010	1,088,118	1,352,968
Fair value of swap liabilities side	(943,693)	(943,693)	(947,509)	(951,525)
Swap - Net exposure	(104,683)	(104,683)	140,609	401,443

JPY-indexed debt (Resolution 2.770)	188,970	188,970	236,213	283,455
Fair value of swap assets side	188,970	188,970	236,213	283,455
Fair value of swap liabilities side	(177,859)	(177,859)	(178,127)	(178,389)
Swap - Net exposure	11,111	11,111	58,086	105,066

Because the subsidiaries own only financial derivative instruments intended as a safeguard of their financial debt, the changes in the scenarios are followed by the respective safeguard instrument, thus showing that the exposure effects arising from swaps are not significant. In connection with these operations, the subsidiaries disclosed the fair value of the object (debt) and the financial derivative instrument on separate lines, (see above), so as to provide information on the Company´s and its subsidiaries´ net exposure in each of the three scenarios focused.

Note that all operations with financial derivative instruments contracted by the subsidiaries are solely intended as a safeguard for assets. As a consequence, any increase or decrease in the respective market value will correspond to an inversely proportional change in the financial debt contracted under the financial derivative instruments contracted by the subsidiaries.

Our sensitivity analyses referring to the derivative instruments in effect as of December 31, 2009 basically rely on assumptions relating to variations of the market interest rate and TJLP, as well as variations of foreign currencies underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries´ financial derivative instruments, our assumptions basically took into consideration the effect of reduction of the main indices (CDI and TJLP) and fluctuation of foreign currencies used in swap operations (USD and JPY), with the following percentages and quotations as a result:

Risk Variable	Probable Scenario	Possible Scenario	Remote Scenario

CDI	8.55%	10.69%	12.83%
TJLP	6.00%	7.50%	9.00%
USD	1.7412	2.1765	2.6132
JPY	0.0188	0.235	0.0284

A Table of Gains and Losses for the year

Descriptive Table of Gains and (Losses) on Derivatives	2009

Fixed interest risk vs. CDI	3,186
TJLP risk vs. CDI	2,395
USD exchange risk vs. CDI	(197,061)
JPY exchange risk vs. CDI	(214,006)

Net losses	(405,486)

36 Pension plans and other post-employment benefits

	Parent Company

	2009	2008

Term of atypical contractual relationship (“TRCA”)	4,067	4,290
PAMA	715	427

	4,782	4,717

	Consolidated

	2009	2008

Term of atypical contractual relationship (“TRCA”)	4,067	4,290
PAMA	3,187	1,946
PAMEC/assets policy	273	189

	7,527	6,425

Supplementary Pension Plan

On August 7, 2006, the Company’s administrative council approved the implementation by Itaú Vida e Previdência S.A, of PGBL and VGBL Supplementary Pension Plans for the Company, TIM Celular and TIM Nordeste merged into TIM Celular. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries are eligible for these supplementary plans.

Term of Atypical Contractual Relationship(“TRCA”)

The Company is the succeeding sponsoring company arising from the partial spin-off of Telecomunicações do Paraná S.A. – TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

This agreement covers 86 employees hired before December 31, 1982, to whom a supplementary pension is granted, on the condition that the retirement only occurs after a minimum service length of 30 years for men and 25 years for women.

As a result of Telebrás split in June 1998, the Company opted for extinguishment of this supplementary pension plan, and accordingly, the participants were entitled to payment in cash of accumulated benefits or transfer to the PBT-SISTEL plan of the obligations assumed under this plan. Most of the participants opted for payment in cash or adherence to the PBT-SISTEL plan, the remainder, duly provided for, will be used to cover benefits due to employees who have not made their option (4 employees as of December 31, 2009 and 2008).

SISTEL and TIMPREV

The Company, TIM Nordeste, merged into TIM Celular, and TIM Celular have sponsored a private defined benefits pension plan for a group of TELEBRÁS system’s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

As in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries, like other companies resulting from the former TELEBRÁS system, in 2002 started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies, with the possibility of migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling no. 1.917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of TIMPREV Benefits Plan, defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under this new plan, the sponsor’s regular contribution will correspond to 100% of a participant’s basic contribution, and TIMPREV´s managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them:

  Normal retirement pension
  Early retirement pension
  Disability pension
  Deferred proportional benefit
  Death pension

However, as not all of the Company’s and its subsidiaries´ employees have migrated to TIMPREV plan, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain:

PBS: benefits plan of SISTEL for defined benefits, which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

PBS Assistidos: a private, multi-sponsored pension plan for employees receiving benefits;

Convênio de Administração: for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC/Apólice de Ativos: health care plan for pensioners of the predecessors of the subsidiary companies;

PBT: defined-benefit plan for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared-cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Deliberation No, 371, the actuarial position of these plans represents a surplus not recorded by the Company as it was impossible to recover these amounts, and also considering that the amount of contributions will not be reduced for the future sponsor.

On January 29, 2007 and April 9, 2007, through the Supplementary Social Security Secretariat (SPC), the Ministry of Social Security approved the transfer of the benefit plans management: “PBS–Tele Celular Sul”, “TIM Prev Sul”, “PBT–TIM”, “Convênio de Administração”, “PBS–Telenordeste Celular” and “TIM Prev Nordeste” (according to Communications SPC/DETEC/CGAT, n° s, 169, 167, 168, 912, 171 and 170, respectively) from SISTEL”, to “HSBC – Fundo de Pensão”.

The other plans – “PAMA and PBS – Assistidos” – continue to be managed by SISTEL”. The only exception is “Plano PAMEC/Apólice de Ativos”, which was terminated, with the Company remaining responsible for coverage of the respective benefit, from now on called “PAMEC/Apólice de Ativos”.

In view of the approval of the proposed migration by the Administrative Council in January 2006, and those of the Ministry of Social Security, the transfer of the above mentioned Funds from SISTEL” to “HSBC – Fundo de Pensão” came into effect in April 2007.

During the year ended December 31, 2009, the contributions to the pension funds and other post-employment benefits totaled R$182 (R$224 in 2008).

Please find below the actuarial position of assets and liabilities of pension and health care plans as of December 31, 2009, based on the rules established by NPC-26, issued by the Institute of Independent Auditors of Brazil (IBRACON), as approved by CVM Rule No. 371, for the plans sponsored before the formation of TIMPREV, which still have active members:

Parent Company

a) Effects as of December 31:

	Plans			Total

	PBS	PAMA	TRCA	2009	2008

	(*)
Reconciliation of assets and liabilities at
12/31/09

Present value of actuarial liabilities	9,542	1,140	4,067	14,749	14,065

Fair value of plan assets	(20,383)	(425)	-	(20,808)	(19,092)

Present value of liabilities in excess of fair
value of assets	(10,841)	715	4,067	(6,059)	(5,027)

Net actuarial liabilities (assets)	(10,841)	715	4,067	(6,059)	(5,027)

(*) No asset was recognized by the sponsor because this excess is not refundable and because future sponsor contributions will not be reduced.

b) Changes in net actuarial liabilities (assets)

	Plans

	PBS	PAMA	TRCA

Net actuarial liabilities (assets) at 12/31/08	(9,743)	427	4,290
Expense (income) recognized in prior year’s income	(1,219)	45	471
Sponsor’s contributions	-	(1)	(288)
Actuarial (gains) losses recognized	121	244	(406)

Net actuarial liabilities (assets) at 12/31/09	(10,841)	715	4,067

c) Statement of loss (gain)

	Plans

	PBS	PAMA	TRCA

(Gains) losses on actuarial liabilities	277	258	(406)
(Gains) losses on plan assets	(156)	(14)	-

(Gains) losses at 12/31/09	121	244	(406)

d) Reconciliation of present value of liabilities

	Plans

	PBS	PAMA	TRCA

Liabilities at 12/31/08	8,951	825	4,290
Cost of current service	(13)	2	-
Interest on actuarial liabilities	1,015	95	471
Benefits paid in the year	(688)	(40)	(288)
Liabilities	(106)	-	-
(Gains) losses on liabilities	277	258	(406)

Liabilities at 12/31/09	9,436	1,140	4,067

e) Reconciliation of fair value of assets

	Plans

	PBS	PAMA	TRCA

Fair value of assets at 12/31/08	18,694	397	-
Benefits paid in the year	(688)	(40)	-
Sponsor’s contributions	-	1	-
Actual yield on assets in the year	2,377	67	-

Fair value of assets at 12/31/09	20,383	425	-

f) Expenses expected for 2010

	Plans

	PBS	PAMA	TRCA

Interest on actuarial liabilities	1,015	123	415
Expected yield on assets	(1,976)	(37)	-

Total expenses recognized	(961)	86	415

Participants’ expected contributions for next year	-	-	-

Total expenses (income) to be recognized, net	(961)	86	415

Consolidated

a) Effects as of December 31:

	Plans							Total

				PAMEC/
				Apólice
		PBS	Convênio de	de
	PBS	Assistidos	Administração	Ativos	PBT	PAMA	TRCA	2009	2008

Reconciliation	(*)	(*)	(*)		(*)
of assets and
liabilities at
12/31/09

Present value
of actuarial
liabilities	26,205	5,373	864	273	1,420	5,074	4,067	43,276	39,796

Fair value of
plan assets	(50,606)	(8,475)	(2,273)	-	(2,064)	(1,887)	-	(65,305)	(60,849)

Present value
of liabilities in
excess of fair
value of assets	(24,401)	(3,102)	(1,409)	273	(644)	3,187	4,067	(22,029)	(21,053)

Net actuarial
liabilities
(assets)	(24,401)	(3,102)	(1,409)	273	(644)	3,187	4,067	(22,029)	(21,053)

(*) No asset was recognized by the sponsor because this excess is not refundable and because future sponsor contributions will not be reduced.

b) Changes in net actuarial liabilities (assets)

	Plans

				PAMEC/
		PBS	Convênio de	Apólice de
	PBS	Assistidos	Administração	Ativos	PBT	PAMA	TRCA

Net actuarial liabilities
(assets) at 12/31/08	(22,102)	(3,135)	(1,282)	189	(960)	1,946	4,290

Expense (income)
recognized in prior year’s
income	(2,756)	(330)	(158)	22	(120)	218	471

Sponsor’s contributions	-	-	-	(9)	-	(5)	(288)

Actuarial (gains) losses
recognized	457	363	31	71	436	1,028	(406)

Net actuarial liabilities
(assets) at 12/31/09	(24,401)	(3,102)	(1,409)	273	(644)	3,187	4,067

c) Statement of loss (gain)

	Plans

				PAMEC/
		PBS	Convênio de	Apólice de
	PBS	Assistidos	Administração	Ativos	PBT	PAMA	TRCA

(Gains) losses on actuarial
liabilities	1,017	423	(36)	71	17	1,018	(406)

(Gains) losses on plan assets	(560)	(60)	67	-	419	10	-

Losses on employees’
contributions	-	-	-	-	-	-	-

(Gains) losses at 12/31/09	457	363	31	71	436	1,028	(406)

d) Reconciliation of present value of liabilities

	Plans

				PAMEC/
		PBS	Convênio de	Apólice de
	PBS	Assistidos	Administração	Ativos	PBT	PAMA	TRCA

Liabilities at 12/31/08	24,445	4,850	870	189	1,387	3,764	4,290
Cost of current service	(8)	-	-	-	-	23	-
Interest on actuarial
liabilities	2,770	549	99	22	156	436	471
Benefits paid in the year	(2,017)	(450)	(69)	(9)	(142)	(168)	(288)

(Gains) losses on liabilities	1,015	424	(36)	71	19	1,019	(406)

Liabilities at 12/31/09	26,205	5,373	864	273	1,420	5,074	4,067

e) Reconciliation of fair value of assets

	Plans

				PAMEC/
		PBS	Convênio de	Apólice de
	PBS	Assistidos	Administração	Ativos	PBT	PAMA	TRCA

Fair value of assets at 12/31/08	46,547	7,985	2,152	-	2,347	1,818	-
Benefits paid in the year	(2,017)	(450)	(69)	(9)	(141)	(167)	-
Participants’ contributions	-	-	-	-	-	-	-
Sponsor’s contributions	-	-	-	9	-	5	-
Actual yield on assets in the
year	6,076	940	190	-	(142)	232	-

Fair value of assets at 12/31/09	50,606	8,475	2,273	-	2,064	1,888	-

f) Expenses expected for 2010

	Plans

				PAMEC/
		PBS	Convênio de	Apólice de
	PBS	Assistidos	Administração	Ativos	PBT	PAMA	TRCA

Cost of current service
(including interest)	10	-	-	-	-	31	-

Interest on actuarial liabilities	2,784	570	92	29	151	552	415

Expected yield on assets	(4,893)	(779)	(221)	-	(198)	(169)	-

Participants’ expected
contributions for next year	-	-	-	-	-	-	-

Total expenses (income) to be
recognized, net	(2,099)	(209)	(129)	29	(47)	414	415

Actuarial assumptions adopted in the calculation

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate of actuarial liabilities:	11.08% p.a.
Expected nominal yield rate on plan assets:	PBS-A: 9.44% p.a.
PAMA: 9.42% p.a.
Convênio de Administração: 9.88% p.a.
PBT-TIM: 9.88% p.a.
PAMEC: N/A
PBS-TCS: 9.88% p.a.
PBS-TNC: 9.88% p.a.
ATÍPICO: N/A
Estimated nominal rate of salary increase:	6.28% p.a.
Estimated nominal rate of benefit increase:	4.20% p.a.
Biometric general mortality table:	AT83 segregated by gender
Biometric disability table:	Mercer Disability Table
Estimated turnover rate:	Nil
Retirement likelihood:	100% upon first eligibility to a plan benefit
Estimated long-term inflation rate	4.20%
Computation method	Projected Credit Unit Method

37 Management’s fees

The fees paid to the management of the Company and its subsidiaries in the year ended December 31, 2009 totaled R$ 7,569 (R$ 10,063 in 2008).

38 Insurance

It is the Company’s and its subsidiaries´ policy to monitor risks inherent in their operations, which is why as of December 31, 2009, they have insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries find the insurance coverage sufficient to cover possible losses. The table below shows the main assets, liabilities or interests insured and the respective amounts:

Types	Amounts insured

Operating risks	R$16,122,608
General Third Party Liability – RCG	R$40,000
General Third Party Liability – RCG	R$23,370
100% Fipe. Table R$1,000 for civil liability
(Material and Physical Damages) and R$ 100
Cars (Executive and Operational Fleets)	for Material Demages.
100% Fipe. Table R$1,700 for civil liability
(Material and Physical Damages), R$200 for
Cars	Material Demages and APP.

39 Commitments

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below, a list of minimum rental payments to be made under such agreements:

2010	239,698
2011	248,807
2012	258,261
2013	268,075
2014	278,263

1,293,104

40 Transactions with Group Telefónica

On April 28, 2007, Assicurazioni Generali S,p,A, Intesa San Paolo S,p,A, Mediobanca S,p,A, Sintonia S,p,A and Telefónica S,A, entered into an agreement to acquire the whole capital of Olimpia S,p,A,, a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S,p,A,, the Company’s indirect parent company. This acquisition was made through Telco S,p,A, (“Telco”), With the implementation of the operation in October 2007, Telco came to hold 23.6% of the voting capital of Telecom Italia S,p,A., the indirect parent company of TIM Participações.

Through its Act no, 68.276/2007 published in the Federal Government Official Gazette of November 5, 2007 ANATEL approved the operation and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM group companies in Brazil, For purposes of ANATEL´s requirements implementation, TIM Brasil, TIM Celular and TIM Nordeste submitted to ANATEL the necessary measures to ensure this segregation de facto and de jure in Brazil, so that Telefónica´s participation in Telco S,p,A, cannot characterize influence on the financial, operational and strategic decisions made by Group TIM´s Brazilian operators. Therefore, TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before.

The agreements effective at December 31, 2009 between TIM group carriers controlled by TIM Participações and Telefónica group carriers in Brazil involved only telecommunication services covering interconnection, roaming, site-sharing and co-billing services, as well contracts relating to CSP (carrier selection code) use at regular price and conditions, in conformity with applicable legislation. At December 31, 2009, amounts receivable and payable in connection with these agreements total R$133,504 and R$99,145 (R$153,692 and R$122,951 in 2008), respectively. Amounts posted to the Company’s income statement, after the related transaction is approved, represent operating revenues and expenses totaling R$1,385,261 and R$915,125 (R$1,490,027 and R$924,937 in 2008), respectively.

41 Supplemental Information (not audited)

For purposes of adequate comparison, we present below the pro forma statement of operations as if the merger discussed in Note 2.b had occurred on January 1, 2008. The pro forma financial statements were prepared on a combined basis, considering the balances of TIM Participações, its direct and indirect subsidiaries and Intelig, and eliminating intercompany balances where applicable.

This information is being presented only to allow further analyses deriving from the comparison of balances and transactions. This information does not intend to represent what could have occurred if the companies were under common control nor does it intend to represent the financial statements of a separate legal entity or be indicative of results that could be attained in the future.

	Unaudited combined
	pro forma figures

	2009	2008

Gross operating revenue
Telecommunication services	17,319,812	17,384,648
Sale of goods	1,761,626	1,766,400

	19,081,438	19,151,048

Deductions from gross revenues	(5,376,619)	(5,485,641)

Net operating revenue	13,704,819	13,665,407

Cost of services rendered	(5,876,666)	(6,045,885)
Cost of goods sold	(1,329,826)	(1,405,788)

Gross profit	6,498,327	6,213,734

Operating income (expenses):
Selling expenses	(4,510,210)	(4,160,841)
General and administrative expenses	(1,159,475)	(1,213,734)
Amortization of concession	(337,876)	(309,091)
Other operating income (expenses), net	(38,426)	282,315

	(6,045,987)	(5,401,351)

Operating income before financial income (expenses)	452,340	812,383

Financial income (expenses):
Financial income	144,876	181,662
Financial expenses	(402,173)	(542,848)
Foreign exchange gains or losses, net	510,629	(628,622)

	253,332	(989,808)

Operating profit	705,672	(177,425)

Provision for income and social contribution taxes	(5,516)	64,254

Net income (loss) for the year	700,156	(113,171)

The Company’s net income “pro-forma” is mainly affected by the exchange variation of the acquired Company HOLDCO/Intelig (note 2b).

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
Corporate Taxpayers’ ID. (CNPJ/MF) 02.558.115/0001 -21
Company Registry (NIRE) No. 33.3.0027696 -3

Dear Shareholders,

The management of TIM Participações S.A. (“TIM Participações”, “The Company” or “TIM”) submits to your appreciation the Management Report and the Consolidated Financial Statements of the Company, together with the independent auditor’s report, for the fiscal year ended in December 31, 2009.

The following 2009 financial and operating information, except where otherwise indicated, is presented on a consolidated basis and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to 2008 results, except when otherwise indicated. The Income Statement analysis refers to TIM operations, excluding the effects of Intelig’s Dec/09. As for the Balance Sheet, the analysis includes Intelig.

1. Profile

TIM Participações S.A. is a holding company that provides telecommunication services all across Brazil through its subsidiaries, TIM Celular S.A. and Intelig Telecomunicações LTDA. It launched its Brazilian operations in 1998 and became a Brazilian company in 2002, becoming the first mobile telephone operator present in all the states in Brazil.

TIM provides mobile, fixed and long distance telephony as well as data transmission services, with the focus always on the quality of the services offered to clients. Thanks to the GSM technology, TIM has a nationwide reach of approximately 94% of the urban population – the widest GSM coverage in Brazil, with presence in 2,958 cities. TIM also provides extensive data coverage services in the country, 100% of it using GPRS, 77% using EDGE, besides having a sophisticated Third Generation (3G) network serving more than 30% of the country’s urban population. The Company has international roaming agreements for TIM clients with more than 430 networks available in more than 200 countries across six continents.

The TIM brand is strongly associated with innovation and quality. During its presence in the country, it has become the pioneer in a diversity of products and services, such as MMS and Blackberry in Brazil. Continuing this trend, it renewed its portfolio in 2009 to position itself as the operator that devises “Plans and Promotions that Revolutionize”. It launched two families of plans – ‘Infinity’ and ‘Liberty’, in addition to the sophisticated ‘Da Vinci’. The new portfolio is based on an innovative concept, with a great deal of incentive the use (pay per call, unlimited use) and constantly explores the concept of TIM community, which has more than 41 million lines in Brazil.

TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Itália group company. Innovation and quality are two of the strategic pillars TIM shares with its parent company. For this, TIM substantially invests in network and IT, and maintains synergies with its controlling group through the sharing of experience and the adoption of best practices, always ensuring innovative experiences to all of its clients.

In December 2009, the company concluded the merger of 100% of Intelig, which provides fixed, long distance telephony and data transmission services in Brazil. The merger, announced in April, will expand TIM’s network infrastructure, a combination that allows the speed up the development of the 3G network, to optimize the cost of renting facilities, and also to improve our competitive positioning in the telephony market.

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TIM Participações is a publicly-held company, whose shares are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). It is also one of the select group of companies included in the Corporate Sustainability Index (ISE) of BM&FBOVESPA.

2. Message from the Management

We ended the fourth quarter of 2009 with strong evidence that the relaunch plan has substantially been improving our fundamentals:

• We regained the 2nd rank in value (service revenues, EBITDA and margin), also improving performance in relation to the third quarter;

• We mantained the industry leadership in ARPU, thanks to our strict policy on cancellations and the creation of value from our offerings;

• Our profitability increased by more than 500 b.p. in a period of strong business activity, showing our capacity to grow in a sustainable manner;

• Now, with Intelig we are stronger and, after the integration phase, we will be ready to take on the data and solutions market through its robust metropolitan network, besides an own extensive transport network structure. This combination of own infrastructure will allow savings in rental costs of means of transmission, accelerate the development of the 3G network, optimize costs and also improve our competitive positioning.

Our trajectory in 2009. We started off 2009 with the key objective of recovering the company’s fundamentals – we focused on brand positioning, improving the quality of services and renewing the offering portfolio. All this effort and the commitment to executing the strategy was strongly supported by an efficiency plan, which enabled us to take all the necessary measures and at the same time preserve our cash generation and profitability. We reached an optimum point between business intensity and economic integrity.

I am very pleased with our trajectory in 2009! Above all, with the speed which we implemented a series of structural changes in the company. We gained the power of execution, thanks to the changes made in the operating structure, and eliminated the redundancies that caused delays in decisions and executing the strategy. We embarked on an innovative approach through a unique offering portfolio and by strengthening the community concept – through which we eliminated the long distance barrier, the billing by minute and the time limit for calls within our network. We also removed the barrier of handset subsidy and launched ‘Chip Avulso‘, an alternative focused on valuing the service and not merely the handset. Investments totaled R$2.1 billion in 2009, most of them going to our network. We focused on the quality of services, especially voice.

It was worth it. We reached the year-end with record gross additions - a sign that our offering really generates value for users. We put the brakes on the loss of post-paid and are already strongly growing in this segment. In the pre-paid segment, we reached the incredible mark of 17 million users in the Infinity plan – a global success story. We are not guided by the metric of incremental market share, but by the market share of service revenues from services as the effects of multiple SIM-cards and a silent base distort the former’s readings.

Our Network Service Quality reached 100% of Anatel’s standards and we are ready for the great challenge of further driving voice traffic and the fixed-mobile substitution. This level of quality was confirmed in January data, when we reached 100% of Anatel’s goals once again and improved further on the item ‘dropped calls’, which went below 0.90% .

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We were once again chosen for the select group of companies that make up the Corporate Sustainability Index (ISE) and will continue with the goal of maintaining the high level of corporate governance.

I strongly believe that Brazil is consolidating its position of importance in the global economic scenario and, without a doubt, the virtuous cycle is increasingly stronger. We are delighted to be a part of this phase in the country and, more than anything else, of contributing to a fundamental component of this process – infrastructure – which will enable us to perpetuate the economic and social progress and to promote digital inclusion in the country. However, it is still necessary to review the high tax rates, which may slow down infrastructural expansion.

In 2010, we will enter into the growth phase, driven by the increase in the fixed-mobile substitution and the growth in data, among other points such as: improvement in the quality of services and customer service, expansion of capacity and conclusion of the integration with Intelig. We are aiming at leadership in terms of preference and satisfaction in the telecommunications market.

Luca Luciani

3. Economic and Industry Scenario

3.1 - Economic Environment

The Brazilian economy began 2009 under the impact of the financial crisis that shook the world economy in 2008. The country’s economic indicators were affected by the effects of the crisis, but the intensity was lower than in the case of developed economies like the U.S. and a few European countries. The Brazilian economy proved quite resilient to the impacts of the crisis, thanks to the solid trajectory in recent years and also to the quick reaction by the Brazilian government in 2009 to keep domestic consumption buoyant.

As for domestic demand, the increase in wages, improved credit conditions and tax cuts led to a 3.9% increase in families’ consumption.

Gross Formation of Fixed Capital fell 12.5%, mainly due to the decline in industrial production. The slowdown in external demand was caused by the decline of 10.1% in exports and 15.8% in imports.

The trade balance ended the year of 2009 with a surplus of US$ 24.6 billion, in line with the previous year’s amount, despite the drop in exports and imports to US$127.6 billion and US$152.3 billion, respectively. The trade balance volume (imports + exports) dropped by 24% from 2008 to US$279.9 billion.

Brazilian economic policy was quite functional in 2009, with strong tax and financial incentives, as well as a few measures to boost domestic demand.

Regarding Fiscal policy, the cuts in taxes were in several sectors that were directly affected by the recession, such as automobiles, real estate and consumer goods. However, this approach resulted in lower tax collections for the government and, combined with the public spending that was maintained, the primary surplus declined by 3.5% from the previous year to 1.4% of the GDP in 2009. The decline in tax collections raised the government’s net debt from 37% to 43% of the GDP in the year.

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As for Monetary front, COPOM (Monetary Policy Committee of the Brazilian Central Bank) adopted a expansionist bias, with the basic interest rate (SELIC) reaching the historical low of 8.75% p.a., to encourage the financial sector to continue injecting credit in the economy. This commitment to maintaining the flow of economic activity brought benefits for the economy, both on the demand side (with growth in families’ consumption) and on the supply side (with the creation of jobs and growth of credit).

The total volume of credit in the financial system ended 2009 at 45% of the GDP, or R$ 1.41 trillion, compared to R$ 1.23 trillion (40% of GDP) a year ago. It is worth highlighting the important role played by the government in recovering credit during the financial crisis (through public sector banks such as Banco do Brasil and Caixa Econômica Federal, or granting of credit to companies through BNDES).

The heavy inflow of foreign capital was driven by the monetary growth policy in the developed countries, which began to look for higher returns on investments and identified Brazil as one of the preferred investment destinations, with positive economic indicators for the upcoming years.

The monetary growth policies bore results and with this, the developed countries significantly increased their liquidity. Brazil’s public debt, with high interest rates, the solid banking sector and the higher share of domestic activities in the country’s GDP provided the positive reasons for the funds looking for very good returns. Moreover, the extraordinary recovery of the Brazilian economy, thanks to the growing domestic demand, provided additional comfort to investing in Brazil.

As a result, Ibovespa, the Brazilian stock market index, rose 82.6% in the year, and net foreign capital inflows grew significantly, all of which drove up the Real to 1.74 against the Dollar, a 32.7% increase.

3.2 – Telecommunications sector

In 2009, the telecommunications sector continued to grow across all the segments, led by mobile telephony, which ended the year with 174 million lines, a 15.5% growth in the year. This represents approximately 23 million new lines in 2009, according to the National Telecommunication Agency (Anatel). The GSM technology, chosen by TIM, already represents almost 90% of all mobile accesses in Brazil.

The Brazilian mobile telephony market is the fifth largest in the world. The market’s growth in 2009 increased the penetration of mobile services in the country to 90.6 lines for every 100 inhabitants, making mobile telephony the means of communication with the widest presence in Brazilian homes across all social classes.

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The bulk of the growth in 2009 was concentrated in the prepaid segment, which reached 143.6 million lines in 2009 (+17.0% YoY), representing 82.5% of the market. The postpaid segment reached 30.4 million lines, growing by 8.8% in the year. The key growth drivers were the economic scenario, with increased credit, the better distribution of income (with heavy migration from the D and E segments to C), and the competition in Brazil’s mobile telephony market.

According to data published by Teleco, the fixed telephony segment grew slightly by 1.3% over the previous year, ending 2009 with 41.7 million accesses, representing penetration of approximately 75 lines for every 100 households.

The fixed broadband market went past the mark of 11 million accesses in 2009 (around 20 accesses per 100 households), whereas the mobile WCDMA base reached 4.1 million lines and data terminals reached 4.6 million. Pay TV services reached 7.5 million households (around 13 per 100 households).

3.3 Unique characteristics of the sector

Mobile telephony in Brazil is characterized as a private sector in which prices and tariffs are regulated by the market. Anatel functions as a regulatory agency for all the telecommunication segments in Brazil with the mission of “promoting the development of telecommunications in the country in order to provide it with a modern and efficient telecom infrastructure that is capable of offering adequate and diversified services at fair prices throughout the country”.

The Brazilian mobile telephony market is one of the most competitive in the world and is one of the few with four competitors with nationwide presence and with market share of between 20% and 30%. The strong competitiveness of the market implies greater pressure on margins on account of higher commercial expenses with advertising and publicity, commissions and subsidies. The practice of subsidy as a competitive tool is being abandoned gradually by the operators, giving room to plans and promotions that encourage use. This recent phenomenon has enabled a decline in average tariffs, which are compensated by higher use. TIM has been progressing in this direction, encouraging the reduction of handset subsidies and stimulating usage.

Another important feature of the telecommunications sector is that it is capital intensive. In order to support the increase in network traffic over the years, huge investments are required in technology and infrastructure to ensure scale and quality of the services provided.

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As a provider of a service that is fundamental to the social and economic development of the country, TIM strongly believes that Brazil is consolidating its position in the global economic scenario and is pleased to be able to contribute to the development of the country’s infrastructure and the universalization of telecom services. TIM reaffirms its commitment to investments in 2010 and ceaselessly looks for more and better services in order to meet all the needs of all of its stakeholders.

3.4 – Sector Regulation

The telecommunications sector in Brazil is regulated by the General Telecommunications Law (Lei Geral de Telecomunicações), which governs the organization of services and the creation and functioning of the regulatory agency, Anatel (National Telecommunications Agency), which lays down the norms for the provision of telecom services. Anatel is an autonomous body that closely works with the Ministry of Communications. In 2009, new rules were laid down or implemented for a few aspects relating to the provision of telecommunications services:

3.4.1 - Change in MTR (mobile termination rate)

In 2009, Anatel did not authorize the increase in the local Fixed-Mobile (VC-1) tariff and hence there was no change in the MTR rate.

3.4.2 - Cost Model

The implementation of the Cost Model progressed in 2009, both for fixed and mobile services, and Anatel expects the model to be fully implemented in the beginning of 2011-2012. Resolution 535, published in November 2009, establishes the methodology to calculate the Weighted Average Capital Cost (“WACC”) to be used in the cost model, a very important indicator for the telecommunications sector.

Anatel’s measures have been based on the General Plan for the Update of Telecommunication Regulations (Plano Geral de Atualização da Regulamentação das Telecomunicações - PGR):

3.4.3 - Frequency Spectrum

One major concern of mobile service operators is the adequate availability of frequencies for the provision and evolution of services. In 2009, Anatel held a public hearing relating to the proposal for the allocation of frequencies for the 2.5 GHz bandwidth, which is considered ideal for implementing the next generation of mobile services, called 4G or LTE (Long Term Evolution). Of the 190MHz that will be allocated to the 2.5GHz bandwidth, 140MHz will be allocated to SMP operators and 50MHz to MMDS operators. In December 2009, a Public Hearing was held for the invitation for bids for auctioning the H Band, also allocated to 3G.

3.4.4 - 3G Auction and Coverage Commitments

In 2007, there was an auction of 3G frequencies, which generated Coverage Commitments for traditional mobile telephony and for 3G till 2016. In the first half of 2010, there should be an auction for the remaining H Band (3G) in the 1.9 -2.1GHz frequency.

3.4.5 - Unification of SMP Licenses

In the second half of 2009, the conditions were set for the unification of the SMP operators’ licenses. TIM has only 3 Areas for Provision of services in the country, according to Regions I, II and III of the General Authorizations Plan (Plano Geral de Autorizações – PGA).

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In December 2009, ANATEL published Resolution 8,849/2009-CD, declaring that the charging of the unified value of VU-M by Region of PGA should be freely agreed to between the parties, pursuant to the Regulation on Remuneration for the Use of Networks, with only one per region and valid from November 1, 2009.

3.4.6 - Quality of Services

Anatel has invested in integrated quality control management systems due to the growing pressure from other inspection entities that have the autonomy to punish operators.

4. Services

TIM’s strategy is strongly founded on understanding and segmenting its client base. Segmentation allows the company to provide customer service and offer products and services that meet the needs of our different consumer and business client profiles.

4.1 – Consumer Solutions

In 2009, the Company’s offering portfolio was completely renewed in order to position TIM as the operator that makes “Plans and Promotions that Revolutionize”. The new portfolio is based on an innovative concept and mechanism in Brazil, such as tariff per call, end of the long-distance barrier and unlimited use, always exploring the concept of TIM community, which has more than 41 million lines in the country. Two plans were launched – ‘Infinity’ and ‘Liberty’ – in addition to a premium offering called ‘Da Vinci’ for more sophisticated and demanding clients.

As for Infinity plan, the client is billed only for the first minute of each call within our network, while they can speak for an unlimited time, which means that the call is no longer per minute but per call. In the case of Liberty, for a fixed monthly fee, clients may talk for unlimited time with any TIM number, without any restriction on the number and length of calls. The ‘Da Vinci’ plan is a unique offering of unlimited voice and data transmission through mobile phone, accompanied by exclusive customer service and handset portfolio.

TIM also eliminated the distances among its client community to underline its slogan “You, without borders”. Calls to any TIM number, whether local or long-distance, have the same cost. National roaming is free in Liberty and Da Vinci plans, and only the first minute is billed in the Infinity plans.

The Infinity plans include the Pré, Controle and Pós plans. In the Infinity Pós plan, clients are billed only one minute for each call to TIM and thus have more minutes at their disposal for calls to any operator. This way, clients pay fewer extra calls from their bundle, and spend less than in a common plan.

For clients that want a plan that combines the convenience of a postpaid plan and the control of a prepaid plan, TIM launched the Infinity Controle plan, which allows clients to talk for unlimited time per call to any TIM in Brazil, with only the first minute being billed.

For clients that do not want a monthly subscription account, TIM offers the prepaid plans, Infinity Pré and Meu Jeito. Thanks to Infinity Pré, clients can talk for unlimited time without worrying about call duration.

In addition to its plan portfolio, TIM held several promotional campaigns during the year. For Infinity Pré, it launched a campaign by which any local or long distance call costs just 25 centavos irrespective of the call duration. Promotions were also held to encourage the recharge in the form of a retail campaign - Recarga Imperdível 1 e 2 – and through one-to-one campaigns based on the CRM.

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Promotions were launched in the postpaid segment to encourage portability, such as exemption of minutes commitment for 3 months and the free calls to favorite numbers for 1 year. Later, the ‘25 centavos a call’ promotion was launched for Infinity Pós as well.

In 2009, TIM announced the TIM Chip Avulso promotion, by which TIM clients can choose between discounts in the monthly subscription for 18 months for postpaid plan activations without subsidized handset or a discount in the new handset. The focus is on an innovative offering that gives clients more options, reducing the intermediation of handsets and concentrating on the benefits from the service. Based on this offering, promotions were held throughout Brazil for TIM Liberty and in some states for Infinity 60. To complement the offering, TIM entered into partnerships with credit card operators to offer the facility of payment in up to 12 interest-free installments.

By restructuring these offerings, TIM was able to improve its operating indicators. Sales reached a record 21 million lines in 2009, the new offerings were widely accepted by the market (in less than a year, 50% of the prepaid base is already an Infinity customer) and usage presented a substantial increase (MOU 99 minutes – one of the highest registered). We will continue on the same track in 2010 through innovative launches that stimulate usage, while always maintaining the service quality.

4.2 – Business Solutions

TIM’s approach for the business segment in 2009 focused differentiation and innovation.

In 2009, TIM’s approach and offering were differentiated and the company concerned itself with specific needs of each sub-segment in the corporate market as well as with different user profiles within a same company. TIM migrated from a model of traditional offerings in this segment, with shared minute packages and modular plans, to a groundbreaking concept with plans to suit different user and company profiles.

In June, TIM Único was launched, an innovative voice plan aimed at the small companies segment and self-employed professionals holding a Corporate Taxpayer ID (CNPJ). To that end, we carried out a detailed mapping and research of this segment to identify specific needs. As a result, a plan was created with no minimum minute requirement, with competitive tariffs for any traffic direction, in addition to benefits granted to family members of company owners. As early as in the second month of the plan’s launch, the offering already accounted for more than 60% of the monthly activations, allowing sales in the segment to grow considerably.

TIM was a pioneer, with the launch in July, of the concept “Empresa Simples”, a complete telecommunications solution for the small and medium enterprise (SME) segment. A convergent plan that centralizes mobile, fixed and broadband telephony services in a single account, contact and service point – allowing up to 40% savings in telecommunications expenses. Moreover, in August, the Empresa Simples combo was launched, a package with unlimited internet and fixed telephone for R$99 per month.

In October, TIM launched the offering “Liberty Empresa”, a service that allows unlimited local and long-distance calls with a community of over 41 million TIM users all over Brazil, in addition to free roaming in the whole country for R$39 monthly. This concept allows corporate clients to speak a lot and pay less, as companies comprising the client’s network, such as suppliers, customers and employees, migrate to TIM.

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The launches in 2009 reflect the strategy that will be followed in 2010: unique and innovative offerings for each company segment and user profile. A simple portfolio approach enabling corporate clients to speak more, with enhanced quality and increased savings. In this regard, the merger of Intelig by TIM will play an essential role in the strategy of convergent offerings, making TIM even more competitive in this segment.

4.3 - Long Distance and Roaming

TIM's long distance continued with its strategy for increasing the market share of CSP 41 in its client base and promoting the migration of long distance traffic from fixed operated by other carriers to TIM, maintaining loyalty and valuable client retention programs. So, TIM innovated by incorporating Long Distance to its 2009 main offerings.

With the launch of offerings such as Infinity and Liberty, TIM stimulated LD traffic among its 41 million subscribers, taking advantage of its voice network present in all Brazilian states. Both plans allow users to speak for an unlimited time to any TIM number in the country by dialing code 41. In the Infinity plan, only the first minute of each call is billed, whereas in the Liberty plan, there is a subscription fee allowing for an unlimited amount of calls.

In addition, TIM carried out several direct marketing actions, promotions for new clients and segmented communication initiatives, such as advertising in airports and material renewing in sales points to stimulate the use of CSP 41.

With reference to International Roaming, TIM also offers Voice and Data Packages for use abroad with the first call made abroad at zero cost – a First Call Free – offering individual clients three free minutes in received or originated calls in international trips. For corporate clients using their Blackberry abroad, a monthly data package was also created, with unlimited GPRS/EDGE/3G connection in all countries within TIM’s coverage.

4.4 – Fixed Telephony

2009 was a year of progress for the TIM Fixo and TIM Office plans.

In the Consumer segment, TIM launched the 100-minute package at R$19.00 – the market’s cheapest fixed telephone package – and the special Number Portability offering, providing extra benefits for clients coming from other operators. It reached the mark of 50% of the gross additions from clients coming from the competition, confirming the potential of TIM Fixo as an important option in the fixed telephony market.

In the Business segment, “TIM Office Plus” was launched, an innovative service that integrates the company’s fixed and mobile telephone extensions in a single network allowing users to talk for free with one another. Still in this segment, the “TIM Empresa Simples” plan provided small- and medium-sized companies with a simpler option of the “TIM Office Plus” plan, with unlimited Fixed-to-Fixed calls + TIM Web for R$99.00. For the regions with no 3G coverage, the offering was adjusted and the price of the unlimited fixed-to-fixed call package was reduced to R$89.00.

In both Consumer and Business segments, 2009 was the year to launch the promotion that established that any calls made between TIM’s fixed telephones were to be free of charge. With all these measures, our fixed base grew more than 60% in the year.

The acquisition of Intelig will allow TIM to increase even more its fixed telephony offering in 2010. Intelig already operates fixed, long-distance telephony and data transmission provider in Brazil and has a solid network infrastructure.

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4.5 – Value-Added Services (VAS)

In 2009, revenues from value-added services accounted for 12% of the gross service revenues, amounting to R$1.9 billion, almost a 20% growth in the year. Value-added services were always present in TIM’s agenda of launches for the market.

The Company carried out several actions and special promotions to keep on leveraging the use of SMS and increase its penetration, by encouraging people to experience the service. Among the main promotional actions of the year, the following stand out: MegaTIM Torpedos, MegaTIM Mensagens, Pacote Torpedo Ilimitado and TIM Torpedo Surpresa.

Throughout 2009, TIM also invested in several actions to encourage access to the Internet via mobile phone. In March, TIM launched the Unlimited Data Package for mobile phones, the cheapest in the market, with which TIM’s postpaid clients may unlimitedly access the Internet, send emails and exchange messages by using their smartphones.

In 2H09, in an effort to increase penetration of its data services, TIM launched some very accessible offerings, including the cheapest data package in the market, a 100 MB package for only R$9.90/month.

Also, the year of 2009 was marked by the launch of the BlackBerry Light service, through which BlackBerry smartphone users have unlimited access to personal emails and instant message applications such as MSN, Yahoo, Messenger, Google Talk and BlackBerry Messenger.

Moreover, TIM invested in the launch of applications that encouraged the continuous use of data, such as with Windows Live, to access the Messenger, Hotmail and Spaces. Furthermore, in a partnership with the brokerage firm Ágora and Agência Estado, TIM now offers its clients the TIM Ágora Móbile Promotion, a Mobile Broker groundbreaking solution that enables users of the application to trade in shares listed on the stock exchange via mobile phone. It also allows users to check trading prices and keep themselves informed on the financial market news.

In October, TIM advertised its partnership with the American company Qualcomm, one of the world’s major telecommunications company. The partnership was responsible for launching TIM App Store – the first virtual store of applications provided by a Brazilian operator, which will offer applications compatible with all handsets that support Java and other operating systems such as Android, Symbian, Windows Phone and BlackBerry.

During the year, TIM endeavored to launch promotions that stimulated the trial and purchase of contents in its virtual music and game stores, in addition to its partners' contents. In 2Q09, TIM launched the Nokia 5800 Comes With Music handset with the innovative offering of granting two free months of the Unlimited Mobile Data Package to clients buying the handset, in addition to free music for a year at the Nokia music store. Another model for paying for services was implemented, seeking to encourage accesses to TIM Music Store and TIM Games: free downloading. Also, browsing on TIM Music Store through the WAP portal was free of charge.

Aiming to bringing people closer together, in July, TIM launched the TIM Café service, a social networking and chat community used by TIM clients for exchanging messages and keeping up with other people through torpedoes on TIM Café’s site and via Wap. The “Portal de Voz" (Voice Portal) service was also launched, through which clients will have access to a menu with options for chat rooms, voting rooms, and will be able to listen to the news and access information channels in general.

With regard to contents, the 2009 strategy entrusted the main white label portals of the TIM brand to specialized and renowned partners in their areas of operation. The management of TIM Music Store, TIM Games Store, Portal de Esporte (Sports Portal) and Portal Infotainment (information +entertainment) are currently outsourced to companies that have risen to the challenge of improving content quality, leveraging the client base and making a difference for VAS at TIM.

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In August, TIM entered into a partnership with Esporte Interativo, so that TIM clients were offered the best content of the world of sports. In December, the new TIM Games was launched, with a much more attractive layout, separate subscription or download model, intelligent search tool, among other resources.

4.6 – Data Offering

In March of 2009, TIM once more innovated by launching “TIM Web Pré-Pago” (Prepaid TIM Web), the country’s first prepaid mobile internet service. The offer targets clients with different needs for using the mobile internet. Together with the service, the “Pacote Dia” (Daily Package) offering was launched, with which clients may contract a package that allows the use of 250 Mb of data traffic in 24 consecutive hours at a special price.

In the postpaid service, the portfolio available in the 3G coverage areas (comprising unlimited access packages with speeds up to 600Kbps, 1Mbps and 7Mbps) gained another speed option, of up to 300Kbps. It is a more economical option aimed at clients that need a mobile internet with access to content, without the need of great speeds.

Supplementing its portfolio of Internet access services, in December TIM launched "TIM Wi-Fi”, a wi-fi Internet access service in public places through hotspots of the Vex network, TIM’s partner in the project. In addition to the option for continuous access to the service, there are also three packages for occasional use: Wi-Fi Dia (24 hour-access), Wi-Fi Semana (7 day-access) and Wi-Fi Mês (30 day-access).

4.7 – Handsets and Applications

In 2009, TIM radically changed the offering of handsets and applications.

Over the course of the year, TIM introduced constant innovations for the Brazilian mobile phone market. In line with the company’s strategic positioning, TIM was a pioneer in the exclusive launch of cutting-edge handsets. In 1H09, we launched BlackBerry Storm, the first BlackBerry touchscreen, in a joint campaign with the Canadian company RIM, Research in Motion. In a partnership with Nokia, we also launched, first-hand, the first touchscreen model of the manufacturer, also bringing the new concept for experiencing unlimited music in a mobile phone with the Nokia 5800 Comes with Music.

In 2H09, we continued innovating by bringing Apple’s iPhone 3GS, and TIM was the first operator in the launch in Brazil to have exclusivity of mobile phones with Google Android technology, fully integrated to the internet services of the American giant of the Web. In an exclusive partnership with Microsoft, we also launched the new portfolio of Windows phone products.

In support of TIM's sustainability strategy, we launched a range of mobile phones that gave origin to the “eco line”. The handsets are made of recycled material with Free Carbon certification such as Motorola W233 and Motocubo A45, in addition to a fully exclusive launch of the Samsung Crest Solar with solar-powered rechargeable battery.

In the world of applications, real stars of those who have smartphones, TIM was once more a pioneer by launching the ‘Brasileirão TIM 2009’ iPhone application, available from App Store for free download, with all the information on the Brazilian Football Championship including updated ranking, next games, latest news and photos of each team participating in the Series A and B of the Championship.

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In 2009, TIM consolidated its pioneering spirit with the convergent offering of netbooks with TIM’s 3G mobile internet service, the TIM Web. A TIM exclusive, the Mini HP 1150 with built-in 3G modem offers the highest standard of quality, mobility and design to those clients who took advantage of the discounted handset (price) with the purchase of TIM Web or for being clients for over 10 months.

5. Business Operations

TIM has a broad distribution channel for selling SIM cards and recharges in all the Brazilian states, having consolidated its national presence since 2002. The Company has over 13 thousand sales points, among premium stores and dealers (exclusive or multibrand), besides counting with the diffusion of the large retail chains. In addition to the traditional sales points, our prepaid service clients have alternative recharge channels such as supermarkets and newsstands, totaling approximately 365 thousand points of sale throughout Brazil.

Restructuring of the business area was carried out in 2009. The go-to-market model underwent major changes that resulted in increasing sales volumes over the year, culminating in the year’s record-breaking sales ever reached in TIM’s history.

In 2009, TIM reached 20.7 million gross additions, with 17.8 million prepaid accesses and 2.9 million postpaid accesses. These figures show a 21.1% growth versus 2008 (23.2% prepaid and 9.5% postpaid).

In the prepaid segment, the rise of gross additions was attained through more economical channels (Recharge), allowing to conciliate higher sales volume with increased cost efficiency. Revenue from recharge grew 13% in the year, with more than 80% of recharges being made via Electronic Channel. The excellent performance of the electronic channel results from the TIM PDV Project, which has been implemented by TIM since 2007 and enables expansion of electronic recharge sales.

In the postpaid segment, in addition to the launch of the new offering portfolio (Infinity and Liberty), TIM has also innovated by introducing the new sales modality of SIM only , with no loyalty policy, offering discounts for minute packages and purchase of handsets in 12 installments. This set of innovations allowed TIM to record a strong sales growth in 4Q09 without increasing acquisition costs.

In the Business segment (SME), the portfolio of plans was streamlined and made more attractive. The launch of TIM’s Único and Liberty plans, together with rebuilding the network of more than 6,000 salespeople, enabled a strong recovery of sales volume throughout the year, reaching its historic peak in December.

For 2010, growth is expected in all segments, focusing the development of regions that show a weaker performance and improving efficiency of each channel.

6. The TIM Brand and Advertising Campaigns

6.1 – The TIM Brand

In 2009, taking into account market needs, TIM launched a new communication proposal following the brand repositioning. With the “Você sem Fronteiras” (You without Border) subscription, the company presented a new TIM, which thinks differently, with an open mind and many possibilities, as it believes that only a company that thinks differently may add advantages not yet experienced by the telecom market. The launch of a new portfolio of products was the first step for confirming this commitment. Plans that allow speaking more and paying less, like the Infinity, and the Liberty plan with a proposal for unlimited communication, managed to change the habit of consumers when speaking on mobile phones.

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6.2 - Advertising Campaigns

Three communication moments stand out in this scenario. The advertising campaign that relaunched the TIM brand through a statement and the launches of the Infinity and Liberty products, which brought the brand a strong icon of public recognition: the Blue Man Group. On the commemorative dates, the company adopted a new way to communicate, that is, through explanatory advertising films, seeking to inform the market on the new proposals of plans offered.

In 2009, TIM made more than 25 campaigns for launching plans and promotions and closed the year with a retrospective film, reaffirming the commitment for coverage improvement and quality of signal.

7. Human Resources

TIM closed 2009 with 9,233 employees in Brazil, an intangible and essential asset for its successful business. Its team is highly qualified: 46.1% of the employees have a degree or are taking an undergraduate course; 6% hold a graduate degree; the other 47.2% have completed high school and only 0.7% have not finished high school. The team is made up of young people: 80% of the employees are no older than 35 years of age; 15.9% are aged between 36 and 45; and 4.1% are above 45 years of age. Additionally, its staff also comprises 527 outsourced employees and 224 interns.

The rights of employees, their well-being and motivation have been the focus of the initiatives implemented every year by TIM that, besides offering incentives and opportunities, tries to involve its employees in the conduction of the business and invests in their professional development so as to obtain their full commitment towards Company targets.

One of the pillars of TIM's human resources management is to enable self-development of its employees through modern development programs. In 2009, TIM recorded 10,857 people who participated in the Training and Qualification Program, totaling 405 thousand hours, that is, an average of 37 hours per employee. The outcome was driven by the e-learning methodology available to the Company's several areas, which was the result of an investment of R$1.7 million in content development, maintenance and updating.

Qualify of life is also among the Company’s main concerns, which implemented programs that targeted health and well-being, with the purpose of reducing the stress of its employees and promoting healthy habits in their routine. Moreover, TIM offers its employees a complementary pension plan and, in 2009, 85% of its staff adhered to the plan.

8. Customer Care

Customer care is one of the main priorities of TIM’s new management. In 2009, the company announced an organizational change in which Customer Satisfaction reports directly to the company’s CEO, in a more simplified structure. This action allowed TIM to have a faster customer’s solution, aiming to guarantee a higher quality, customer satisfaction and to improve and manage the caring process.

The Customer Satisfaction team follows TIM’s users’ remarks through qualitative researches and monitoring activities, both measured in an independent and objective way, with the purpose of improving the quality and acting in processes adjustments. With this goal, several punctual researches were hired in order to obtain accurate diagnoses of different situations. Also in 2009, TIM established initiatives that aimed promote the dialogue with its clients through private and public consumer protection associations, consolidating a relationship based on transparency and credibility.

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The results of these actions can be verified in the last disclosed results from the Care Satisfaction Research, which presented an evolution over 13% in 2009, and from the Care Performance Index from Anatel, which grew 11% in the period.

9. Network

9.1 – Coverage and Roaming

TIM's mobile telephony network structure is based on the GSM technology. TIM has a domestic reach of about 94% of the urban population, with the largest GSM coverage in Brazil, being present in 2,958 cities. TIM also has extensive data coverage throughout the country with 100% GPRS, of which 77% is EDGE, and in addition has a sophisticated Third Generation (3G) network available to over 30% of the Brazilian urban population.

Over the year, TIM has made considerable investments, of which R$1.3 billion has been put into the network alone, for extending coverage and capacity, in line with the growth of voice and data traffic.

In March, we started an important internal program for monitoring our network quality, based on sample measures held in routes of the country’s main metropolitan areas. The program also follows the performance of TIM's network and of the other mobile telephone operators, and is used for fine tuning and to improve network quality.

The investments in the network and the new internal program enhanced network quality. In December, TIM achieved 100% of the network quality targets set forth by Anatel, a substantial improvement if compared to the result of December 2008, with 84% of the targets met. The performance evidences TIM's commitment in providing a service of excellent quality, even when considering the strong traffic growth in the period as a result of the successful new offering portfolio.

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TIM continues to increase its availability of international roaming services to its clients: over 430 networks are already available in more than 200 countries in the six continents for the use of Voice and in 145 countries with data coverage (GPRS/EDGE) and Multimedia (MMS), making TIM a market leader in this segment. Furthermore, the company is also a leader in prepaid coverage for clients, making the service available in 24 countries. From 2009, TIM has also offered the 3G service abroad, currently covering more than 45 countries. In order to provide even more comfort to service users, clients who travel abroad also have coverage on Sea Cruisers and Airplanes.

9.2 – Technological development and prospects

Over the next years, the Brazilian telecommunications market is expected to grow, mainly sustained by the introduction of new technologies and innovative services and by convergence, providing the user with a quality experience more suitable to its different needs. Therefore, a major challenge the companies of the sector will have to face is to offer their services in an integrated manner, besides providing several contents on the most different platforms.

In this scenario of innovation and convergence, TIM intends to continue as a pioneer, either through partnerships or the development of new solutions, always seeking to meet the expectations of its clients, governmental policies, its shareholders and, lastly, the needs of the Brazilian society.

10. Intelig

On December 30, 2009, the acquisition of Holdco Participações LTDA, holder at the time of 100% of Intelig's capital, was approved, with Intelig becoming after this transaction a wholly-owned subsidiary of TIM Participações. In exchange, the former controlling shareholder of Holdco, JVCO Participações Ltda, now holds 5.14% of TIM Part's common and preferred shares, from a new issuance of shares, in addition to the assumption of a financial debt of approximately US$70 million by TIM.

10.1 – Profile

Intelig was established in 1999, during Telebrás' privatization process, as a "mirror" company of Embratel. Intelig started to build its network in 1999, even before it started operating, and managed to set up Brazil's most modern telecommunications network in two years, a record-breaking time. The Company started its operations with permit to operate the national and international long-distance services (through code 23) and the local telecom and data transmission services.

When it started its operation, in the beginning of 2000, Intelig Telecom brought competition to the national and international long-distance telecom field. By the end of 2000, it began offering its portfolio of solutions to the corporate market. In 2003, Intelig launched the local fixed telephony covering 86% of the Brazilian area codes and 90% of the municipalities. Two years later, Intelig launched InteligWeb, a free internet provider.

The Company, headquartered in Rio de Janeiro, currently has a workforce of 500 employees.

10.2 – Lines of Business and Network

Intelig has three main business lines: residential, corporate and wholesale segments. For the residential segment, it offers local and long-distance (LD) (CSP 23) telephone services, besides being an internet provider. For corporations, it offers voice and data services for all corporate sub-segments, including Government accounts. The company also operates in the wholesale market through the sale of voice and data transport to other telecom operators.

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Intelig's infrastructure provides its clients with integrated and customized solutions. The company has an optical fiber network installed throughout Brazil (100% digital), totaling more than 500 thousand km of optical fiber cables, with a large 14,500 km backbone and a metropolitan network in the main capitals of the country. Moreover, the company has central telephone network systems, satellite stations, connection to the main international networks and capacity in the main submarine cable systems.

10.3 – TIM and Intelig Synergies

Intelig's acquisition brings material advantages to TIM, through significant synergies may be generated with the Intelig network. Intelig’s complementary infrastructure to TIM's network, such as its metropolitan optimal fiber network and its large backbone, will allow TIM to accelerate development of its 3G network and generate significant OPEX savings.

In business terms, the integration between TIM and Intelig may clearly improve TIM's competitive advantage, particularly in the corporate segment, where Intelig already has a strong presence. Furthermore, Intelig will start to compete in a market of over R$105 billion in 2009.

11. Operating and Financial Performance

The Income Statement analysis refers to TIM operations, excluding the effects of Intelig’s Dec/09 operations. As for the Balance Sheet, the analysis includes Intelig.

11.1 – Operating Performance

TIM's total subscriber base ended the year of 2009 with 41.1 million clients, 12.9% above 2008, with a 23.6% market share.

TIM added 4.7 million new clients to its base in 2009, with 1.5 million lines only in 4Q09, 25.6% higher than the 1.2 million recorded in the same period in 2008, and an incremental market share of 20.2% (vs. 12.1% in 4Q08). This performance results from the Company's repositioning and the excellent response to our new plans, showing the best level of gross additions ever reached, with 20.7 million of lines in the year (+21.1% year on year) and 6.1 million in the quarter (+29.6% year on year)

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The prepaid segment reached 34.7 million users (16.2% higher than 2008), while the postpaid segment stood at 6.5 million users in the quarter (1.8% lower than 2008).

MOU (average minutes per user) reached 83 minutes in 2009, while last quarter it reached 99 minutes (a 15% growth YoY), as a result of the strong incentive fostering use due to our new offers.

ARPU (average revenue per user) was R$26.5 in 2009, an 11% reduction if compared to 2008. The drop is explained by the reduction of the postpaid mix in the period and the decline of incoming MOU.

11.2 – Financial Performance

Gross service revenue stood at R$16,318 million in 2009, a reduction of 1.4% against 2008. Gross handset revenue was R$1,762 million in the year, a 0.3% drop in relation to 2008. Total gross revenue amounted to R$18,079 million, a 1.3% drop YoY.

Total net revenue stood at R$13,058 million in 2009 (0.7% down YoY), while net service revenue totaled R$12,091 million (0.6% lower than in 2008), affected by the drop of the postpaid base and the strong reduction of the interconnection revenue. Net handsets revenue amounted to R$967 million in the year, a 1.8% reduction in relation to the previous year, showing TIM's new focus on the sale of SIM only.

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Operating costs and expenses in 2009 totaled R$9,995 million (a 2.5% decline YoY). One of the factors that contributed to this decline was the important role played by the efficiency plan adopted in 2009, which, among other things, was responsible for improving in Bad Debt (-43.6%), decreasing network and interconnection costs (-8.8%), due to on-net traffic focus, reducing personnel and G&A costs (-9.3%), besides reducing subsidy in view of the "Chip-only" offering strategy. The relevant reduction in these cost lines allowed to offset the significant increase of commercial expenses (+23.4%) in 2009, with the launch of a new portfolio of plans, repositioning the brand with greater media presence.

EBITDA totaled R$3,063 million in 2009, a 5.6% growth against 2008, reaching the margin of 23.5% in the year. EBITDA in 2009 is the highest ever reached by the company, a fact that also occurred in 4Q09, when it reached the significant amount of R$959 million and the highest quarterly EBITDA margin ever recorded by the company, 28.2% .

Net income in 2009 totaled R$231.6 million, 28.6% up in comparison to R$180.2 million recorded in 2008, mainly influenced by the EBITDA growth and the net financial result that fell 33% in the same period.

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Investments reached the amount of R$2,148.5 million, 10.3% higher than in 2008 (excluding payment of 3G licenses). In 2009, Capex mainly focused on network coverage and capability to support traffic increase, mainly related to 2G (voice), in line with our new offers such as Infinity, Liberty and DaVinci. Regarding 3G, we maintained right on spot coverage strategy, mainly focusing the higher density areas and providing a higher quality service.

Gross debt totaled R$4,243 million (67% of which long term) in 2009. The Company's debt is made up of long-term loans taken out with BNDES (Brazilian Development Bank), BNB (Banco do Nordeste do Brasil) and EIB (European Investment Bank), as well as of loans from other local and international financial institutions.

Approximately 28% of our total debt is denominated in foreign currency (dollar and Japanese yen) and is 100% protected in local currency. The average cost of debt stood at 9.7% at the end of 2009, versus 13.2% at the end of 2008, following the trend of reduction in basic interest rates (Selic) for the period.

Cash and cash equivalents reached R$2,559 million, leading to a net debt position (gross debt – cash and cash equivalents) of R$1,684 million.

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12. Socio-Environmental Responsibility

After integrating innovation and sustainable vision, signing the Global Pact and joining the Corporate Sustainability Index (ISE) in 2008, TIM focused on reviewing its guidelines and devised important principles and policies so as to allow continuous improvement of the environmental management of its business. The year was also marked by the Company's inclusion in the Corporate Sustainability Index of the São Paulo Stock Exchange (Bovespa) for the third consecutive year.

Last year, the Company improved its action with reference to the climate changes scenario, by concluding a carbon inventory and joining the “Empresas pelo Clima” (Companies for the Climate) program, a voluntary initiative coordinated by the FGV Sustainability Studies Center (FGVCes), a platform that brings together industry leaders concerned with worldwide climate issues and related its effects.

TIM joined this initiative as it believes that the telecommunications sector may play an important role in influencing environmental care for society and in other sectors. By increasing the offer of services that change people's mobility standards, such as videocall, the need for displacement decreases and there is a reduction in the emissions of CO2, one of the greenhouse gases responsible for global warming.

In 2009, TIM also started to calculate the Company's ecoefficiency, which considers the energy spent when offering voice and data services to its clients. Another important step for reducing our operation's environmental impact was the ecoefficiency pilot project, Power Saving, carried out jointly with Ericsson, which allows for a much more intelligent energy management of the company's network area. This pilot project was carried out in two BTSs and saved in average approximately 6.2% of the energy consumed in the 2 sites (BTS), corresponding to the savings of 5,200 KwH in one year, only for these two sites.

This is the first year TIM accounts for the targets established in the previous report. Most of the targets set were met and exceeded, particularly the environmental targets.

In our communication with clients, our concern for the environment could be noticed in many of our actions, from the printing of invoices on the FSC certified paper to including information related to battery collection programs in the actual invoices. In 2009, TIM clients also had the opportunity to make more informed choices, with a line of handsets in the Company's portfolio that had a lower environmental impact.

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In-house, the operator devised sustainability courses in the @aula TIM, the Company's e-learning tool available to all employees, for disseminating sustainability concepts among our internal public.

In 2009, 1,800 employees got promoted, more than 40% of the employees had salary rises and received new functional handsets, 2,000 new employees were hired, 30% of trainees were hired as employees and 99% of personnel participated in on-site or online trainings. In November, the operator launched “Talentos Sem Fronteiras” (Talents with no Borders), a program that seeks the development of young leaders for Managing the company in the years to come.

With reference to private social investment, “TIM Música nas Escolas” (TIM Music at Schools) – main project created in 2003 that has benefited over 20 thousand students in public schools in 13 Brazilian cities – focused the development and level of maturity of the Brazilian Orchestras formed in seven cities. The year was marked by the show of the Minas Gerais Orchestra with the musical group Clube da Esquina, the Meeting of the Orchestras of Rio de Janeiro and São Paulo at Ibirapuera Auditorium, and the recording of a CD of the youngsters from Rio and Belém.

During the year, TIM also supported actions of public interest through the use of its technology. In April, TIM was the only operator to support the action for defining the topic of the next Human Development report on Brazil, via SMS, of the United Nations Development Program (UNDP). The partnership with the UN also provided SMS information on the UN Day (10/24) and in the Opening of the Copenhagen Conference (12/07). In July, TIM allowed its clients to make donations via SMS to the flood victims in the north and northeast of Brazil.

The operator also started to advertise the Safernet channel for reporting pedophilia cases on its site, a consequence of the execution by the Company of the cooperation instrument to fight crimes against children and adolescents.

13. Corporate Governance

TIM runs its business with ethics and transparency, in accordance with the best corporate governance practices. TIM is a publicly-held corporation managed by a Board of Directors and a Board of Executive Officers, and is supervised by a Fiscal Council, which also acts as Audit Committee.

In the conduction of its business, TIM follows the precepts of good faith, loyalty and truth, in addition to the main four general principles below:

(I) decision-making freedom;
(ii) access to information;
(iii) fair treatment; and
(IV) transparency.

13.1 – Disclosure Policy

In 2002, TIM adopted a Policy for Disclosure and Use of Information and Trading of Securities, in compliance with the provisions of the Brazilian Securities and Exchange Commission (CVM), adhered by the Company's managers through the signature of the Instrument of Adhesion. As part of this policy, a code of conduct was established, which should be followed by all employees with access to insider information, in addition to restrictions being imposed to the trading in Company's securities in certain periods.

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13.2 – Board of Directors

The Company is managed by a Board of Directors, a joint deliberative body composed of nine members that exercise the senior management of the Company with a two-year term of office, with reelection allowed.

The duties and responsibilities of the Board of Directors are set forth by the Brazilian legislation, by the Company's Bylaws and by the Board of Directors' Charter. All decisions taken by the Board of Directors are recorded in the Board of Directors' Minutes Book, filed in Company´s headquarter.

The Board meets ordinarily once every quarter and on an extraordinary basis upon the call of its Chairman, or any two of its members, or the Company's CEO. For taking part in the Board of Directors' meetings, the Chairman may invite any member of the Board of Executive Officers, other executives of the Company, as well as third parties that might provide opinions or recommendations related to the agenda to be resolved by the Board. Persons invited to take part in the meetings of the Board have no voting right.

The Board of Directors has two advisory committees, with recommendatory duties, comprised solely by members of the Board, namely, the Compensation Committee and the Internal Control and Corporate Governance Committee.

13.3 – Board of Executive Officers

The Board of Executive Officers is the representation and executive body for management of the Company. It comprises one Chief Executive Officer as well as four Executive Officers and is elected by the Board of Directors for a two-year term of office. All Executive Officers are elected by the Board of Directors and removed by it at any time.

13.4 – Fiscal Council

The Fiscal Council, which operates on a permanent basis, inspects the acts of the Company's management and the information to shareholders. The Audit Committee, represented by the Fiscal Council, has been installed and operating since 2004. It is composed of independent professionals, recognized by the market and who have no other relation to the Company.

13.5 – Shareholder Structure

Ownership Breakdown – After Intelig Aquisition
	Common	%	Preferred	%	Total	%
TIM BRASIL	650,537,118	77.14	990,098,812	60.65	1,640,635,930	66.27
Others	192,744,359	22.86	642,354,771	39.35	835,099,130	33.73
TOTAL	843,281,477	100.00	1,632,453,583	100.00	2,475,735,060	100.00

TIM’s capital stock amounted to R$ 8,149,096,024.13 at the end of 2009, represented by 843,281,477 common shares and 1,632,453,583 preferred shares, totaling 2,475,735,060 shares. TIM Brasil Serviços e Participações S.A. holds the ownership control of TIM, with 66.27% of its shares.

Due to the merger of the society Holdco Participações Ltda., former shareholder and controller of Intelig Participações Ltda., into the Company in 2009, it was approved on December 30, 2009, at the General and Extraordinary Meetings, by unanimous vote and with no restrictions, the increase of the Company's capital stock by R$516,724,650.57, from R$7,632,371,373.56 to R$8,149,096,024.13, upon the issue of 43,356,672 new common shares, representing on that date about 5.14% of the total shares of this type and 83,931,352 new preferred shares, representing on that date about 5.14% of the total shares of this type, all book-entry shares with no par value, issued by the Company and subscribed on behalf of JVCO Participações Ltda..

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13.6 – Shareholders' Rights

Each common share entitles its holder to one vote in the shareholders' meetings. Holders of preferred shares are not entitled to vote, but may take part in or address the shareholders' meetings. One of the members of the Fiscal Council and his deputy are elected by the majority vote of the holders of Company preferred shares. Each Company shareholder holds preemptive rights in the subscription of shares in any capital increase, proportionally to his/her equity interest.

13.7 – Dividend Policy

According to TIM Participações' Bylaws, the Company shall distribute as mandatory dividend, at each fiscal year ended on December 31, the amount of 25% on the adjusted net income, provided the amounts are sufficient for distribution.

Preferred shares have no voting rights, but the following advantages are guaranteed: (i) priority in the repayment of capital, without premium, and (ii) payment of non-cumulative minimum dividends of 6% p.a., over the resulting amount from the subscribed capital divided by the total number of Company shares.

According to the Company's Bylaws, shareholders of preferred shares are entitled to dividends per share equivalent to 3% of the share's book value whenever the dividend established according to this criteria results superior to the dividend calculated according to the criteria established in the above paragraph.

The maintenance of a legal reserve is mandatory and 5% of the net income shall be allocated in each fiscal year, until the amount of this reserve reaches 20% of the capital. The annual allocation of dividends is voted at the Annual General Shareholders Meeting.

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For 2009, the Management proposes the distribution of R$204.1 million to the holders of preferred shares. The total amount to be distributed corresponds to R$0.1251 per preferred share and R$1.251 per ADR (10 preferred shares). The proposal will be analyzed at the Annual General Shareholders Meeting to be held in April 2010.

13.8 - Sarbanes-Oxley Act

Section 404 of the Sarbanes-Oxley Act (SOX) requires the Company to report on the efficiency of its internal control system over financial statements, seeking to provide improved reliability and transparency of this information. To obtain the certification, the assessment of internal controls made by management for 2008 fiscal year was acknowledged by a specialized independent audit institution.

In 2009, TIM received the certification related to the year of 2008 for the compliance with the provisions set forth by Section 404 of the Sarbanes-Oxley Act, a proof of the Company's commitment to the highest levels of corporate governance.

14. Capital Market

TIM Participações S.A.'s common shares are traded on the São Paulo Stock Exchange (Bovespa) under TCSL3 ticker symbol; its preferred shares are traded under TCSL4 ticker symbol. The Company also has an ADR program in the North-American market which is traded under the code TSU on the New York Stock Exchange (NYSE).

The São Paulo Stock Exchange Index (Ibovespa) ended 2009 quoted at 68,588.41 points, posting a gain of 82% when compared to the same period of prior year. Over the course of the year, Bovespa showed an average daily traded volume of R$5.28 billion, 4.0% lower than the volume recorded in 2008.

The Dow Jones Industrial Average (DJIA), the main NYSE index, recorded an 18.8% increase in the year, closing 2009 quoted at 10,428 points.

In 2009, TIM shares amounted to a financial volume of R$ 5,498.2 million, representing a daily average of R$ 22.4 million. In the New York Stock Exchange (NYSE), TIM’s ADR reached a total of US$ 2,327.6 million value traded in the year, with a daily average of US$ 9.2 million. The Company closed the year with its common shares and preferred shares quoted at R$7.15 and R$5.12 respectively on Bovespa, recording an increase of 45.62% and 73.56%, while the ADRs reached the price of US$29.71 at NYSE, a gain of 137.89% in the year.

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15. Other Information

According to the provisions of CVM Rule 381/03, article 2, we hereby declare that, for the fiscal year ended on December 31, 2009, neither Ernst & Young Auditores Independentes S.S., nor any of its related parties, provided any services other than audit services to TIM Participações.

Closing statements

TIM Participações S.A., with the purpose of maintaining a continuous, balanced and sustainable growth, would like to thank its clients for their loyalty and to reaffirm its commitment to constantly pursuing mechanisms for rewarding their preference by offering a unique and high-quality service. We would also like to thank our business partners, suppliers and the financial institutions for their support and trust in us, especially our employees, without whom we would not have achieved our goals. Finally, we would like to thank our shareholders for their support and trust in the Management.

The Management

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 25, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.